Advance Auto Parts™

We're ready in Advance.


2,500
STORES
STRONG
ONLY

2,500 Stores Strong and Building Momentum

2003 Annual Report


Sales
(in millions)
$2,017
$2,167
$2,420
$3,204
$3,494
'99
'00
'01
'02
'03


Comparable Operating Margins
3.5%
4.1%
4.9%
7.2%
8.5%
'99
'00
'01
'02
'03


Comparable Operating Income
(in millions)
$70
$88
$119
$232
$299
'99
'00
'01
'02
'03


Comparable Earnings Per Share
From Continuing Operations
(in dollars)
$0.09
$0.27
$0.61
$1.30
$2.15
'99
'00
'01
'02
'03

Almost 35,000 Team Members at Advance Auto Parts took servicing our customers to a new level in 2003. As the second largest aftermarket retailer in the United States, with over 2,500 stores in 39 states, Puerto Rico and the Virgin Islands, we are building momentum.

It's momentum that our customers experience each time they walk into our stores. We are truly "ready in Advance." SO BRING IT ON!


Region of Operations
★ Distribution Centers
21
4
28
34
5
63
Puerto Rico 33
Virgin Islands 2

5-Year Financial

	5-Year Compounded Growth	Fiscal Year (1) 2003	2002	2001	2000	1999
		(in thousands, except per share data)				
Statement of Operations Data:						
Net sales	14.7%	$3,493,696	$3,204,140	$2,419,746	$2,167,308	$2,017,425
Gross profit (2)	19.3%	1,604,518	1,434,407	1,062,152	881,013	791,985
Comparable operating income (3)	43.6%	298,651	231,883	119,127	88,462	70,232
Comparable income from continuing operations (4)	138.0%	160,529	94,267	35,652	15,188	5,002
Comparable income from continuing operations per diluted share (4)		$ 2.15	$ 1.30	$ 0.61	$ 0.27	$ 0.09
Weighted average diluted shares outstanding		74,743	72,376	58,316	57,222	56,538
Selected Store Data:						
Comparable store sales growth		3.1%	5.5%	6.2%	4.4%	10.3%
Number of stores, end of period		2,539	2,435	2,484	1,729	1,617
Total store square footage, end of period (in thousands)		18,875	18,108	18,717	13,325	12,476
Average net sales per store (5)		$ 1,379	$ 1,303	$ 1,346	$ 1,295	$ 1,267
Average net sales per square foot (6)		$ 186	$ 174	$ 175	$ 168	$ 164
Balance Sheet Data:						
Inventory		$1,113,781	$1,048,803	$ 982,000	$ 788,914	$ 749,447
Net working capital		372,509	462,896	442,099	318,583	355,608
Total assets		1,983,071	1,965,225	1,950,615	1,356,360	1,348,629
Total net debt (7)		464,598	722,506	972,368	582,539	627,467
Total stockholders' equity		631,244	468,356	288,571	156,271	133,954

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented consist of 52 weeks, with the exception of 2003, which consists of 53 weeks.

(2) Gross profit for fiscal 2001 excludes the non-recurring charge of $9,099 associated with our supply chain initiatives recorded in the fourth quarter.

(3) Comparable operating income excludes certain charges as included in the following reconciliation of this measurement to our operating income presented under generally accepted accounting policies in our financial statements contained in the Financial Review section of this annual report.

	2003	2002	2001 (a)	2000	1999
Comparable operating income	$298,651	$231,883	$119,127	$88,462	$ 70,232
Supply chain initiatives	—	—	(10,492)	—	—
Impairment of assets held for sale	—	—	(10,700)	(856)	—
Recapitalization expenses	—	—	—	—	—
Merger related restructuring	—	(597)	(3,719)	—	—
Merger and integration	(10,417)	(34,935)	(1,135)	—	(41,034)
Stock option compensation	—	—	(8,611)	(729)	(1,082)
Operating income	$288,234	$196,351	$ 84,470	$86,877	$ 28,116

(a) The fiscal 2001 charges represent only those taken during the fourth quarter. For more information see the fiscal 2001 financial statements and accompanying footnotes.

(4) Comparable income from continuing operations excludes the items in footnote (3) above and the early extinguishment of debt and cumulative effect of a change in accounting principle. The following is a reconciliation of comparable income from continuing operations to income from continuing operations presented under generally accepted accounting policies in our financial statements contained in the Financial Review section of this annual report.

	2003	2002	2001 (a)	2000	1999
Comparable income from continuing operations	$160,529	$ 94,267	$ 35,652	$15,188	$ 5,002
Add back items from footnote (3) (a)	(10,417)	(35,532)	(34,657)	(1,585)	(42,116)
Loss on extinguishment of debt	(46,887)	(16,822)	(6,106)	4,692	—
Tax impact of above items	22,062	20,235	16,182	(1,144)	16,636
Income (loss) from continuing operations	$125,287	$ 62,148	$ 11,071	$17,151	$(20,478)
Income (loss) from continuing operations per diluted share	$ 1.68	$ 0.86	$ 0.19	$ 0.30	$ (0.36)

(a) The fiscal 2001 charges represent only those taken during the fourth quarter. For more information see the fiscal 2001 financial statements and accompanying footnotes.

(5) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated by reducing the number of Discount stores by one-thirteenth to reflect our ownership of Discount from December 2, 2001 (the acquisition date) through December 29, 2001.

(6) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated by reducing the number of Discount stores by one-thirteenth to reflect our ownership of Discount from December 2, 2001 (the acquisition date) through December 29, 2001.

(7) Net debt includes total debt and bank overdrafts, less cash and cash equivalents as presented on the accompanying financial statements.

We are pleased to report 2003 was another record year for Advance Auto Parts.

Our Company built momentum in a number of ways this year. We raised the sales productivity of our stores, increased our operating margins, generated strong free cash flow, and increased our return on invested capital.

Once again, our hard working team took our operating initiatives and executed at an even higher level than they did in 2002. These initiatives include category management, an expanded store brands program, improved supply chain efficiencies, and heightened emphasis on commercial sales. We also focused on refining our customer-driven technology systems, including our point-of-sale and electronic catalog system (APAL) and our Management Planning and Training system (MPT). Together, these initiatives have increased the number of customers who visit our stores and raised the average transaction size.

In 2003:

- We served over 200 million customers.
- We opened 125 new stores for a total of 2,539 stores.
- We increased our gross margin by 116 basis points to 45.9%.
- Our GAAP operating margin increased to 8.3% and we raised our comparable operating margin to 8.5% from 7.2% last year.
- Our GAAP earnings per share rose to $1.67 from $0.90 last year and we grew comparable earnings per share from continuing operations 65% to $2.15 from $1.30 last year.

(The Company uses non-GAAP measures as an indication of its earnings from its core operations and believes it is important to the Company's stockholders due to the nature and significance of the excluded expenses. Please see our reconciliation of comparable operating income and comparable earnings per share included on page 1 of this annual report.)

During 2003, we also further strengthened our balance sheet. At the end of our first quarter, we retired our high yield bonds and debentures, lowering the weighted average interest rate of our debt from 8.7% to 3.2%. We paid down $291 million in debt, ending the year with a total debt to capitalization rate of 41% compared to 61% in 2002, and 77% in 2001.

Although our team has achieved much, we are hardly satisfied. We have tremendous opportunities to serve our customers more efficiently, enhance our profitability and further increase our return on invested capital.

In 2004, we will continue to build momentum by remaining focused on the same objectives that generated our past success and by having the best parts, people, and prices:

Parts—We are committed to having the right parts available for our customers. In 2004, we will launch the next wave of our custom mix program, further refine our category management initiatives, and complete the rollout of our new store system.

People—Our team's dedication to customer service is the primary reason our customers keep coming back to us. In 2004, we will continue to emphasize training to equip our Team Members with the knowledge and skills to enhance our customers' shopping experience. We also plan to open 125–135 new locations, which will bring our team exciting advancement opportunities.

Prices—In 2004, we will continue to bring savings to our customers by offering great value on quality parts and products.

As stockholders, we hope that you agree that we are serving our customers better than ever and invite you to visit one of our over 2,500 conveniently located stores. Then you will see that "We're ready in Advance."

Advance Auto Parts was built on integrity and an unwavering commitment to our customers. As guardians of this legacy, we commit to you that these values will remain at the core of everything we do.

As we begin another year, we would like to thank our stockholders for their confidence, our Team Members for their dedication to serving our customers, and our families for their support.

Jim Wade
President

Larry Castellani
Chairman and Chief Executive Officer



Carta para nuestros Accionistas

Nos complace informarles que el año 2003 fue otro año récord para Advance Auto Parts.

Este año, nuestra Compañía logró un fuerte impulso de diferentes maneras. Incrementamos la productividad de ventas de nuestras tiendas, elevamos nuestros márgenes operativos, generamos un sólido flujo de efectivo de libre disponibilidad y aumentamos nuestras ganancias sobre el capital invertido.

Una vez más, nuestro dedicado equipo tomó nuestras iniciativas operativas y las llevó a cabo a un nivel incluso superior al que había alcanzado en 2002. Estas iniciativas incluyen gestión por categorías, un programa ampliado de marcas propias, una cadena de suministros más eficiente y más énfasis en las ventas comerciales. También nos concentramos en perfeccionar nuestros sistemas de tecnología orientados a los clientes, incluyendo nuestro sistema de catálogo de piezas en el punto de venta y electrónico (APAL), y nuestro sistema de Planificación y Capacitación de Gestión (Management Planning and Training, MPT). En conjunto, estas iniciativas han aumentado la cantidad de clientes que visitan nuestras tiendas y han incrementado el tamaño promedio de nuestras transacciones.

Si bien nuestro equipo ha alcanzado grandes logros, todavía no estamos totalmente satisfechos. Tenemos muchísimas oportunidades para brindar una atención más eficiente a nuestros clientes, mejorar nuestra rentabilidad y aumentar aún más nuestro retorno sobre el capital invertido.

En 2004, continuaremos con nuestro impulso y nos seguiremos concentrando en los mismos objetivos que generaron nuestro éxito en el pasado, con las mejores piezas, los mejores empleados y los mejores precios:

Piezas—Nos comprometemos a tener las piezas correctas disponibles para nuestros clientes. En el 2004, lanzaremos la nueva edición de nuestro programa de variedad de productos adaptada a los clientes, perfeccionaremos nuestras iniciativas de gestión por categorías y completaremos la implementación de nuestro nuevo sistema de tiendas.

Empleados—La dedicación de nuestro equipo es el de brindar un mejor servicio a nuestros clientes. Ese es el principal motivo por el cual los clientes vuelven a nuestras tiendas. En 2004, seguiremos haciendo hincapié en la capacitación para brindar a nuestros Miembros del Equipo los conocimientos y las habilidades que necesitan para mejorar atención de servicio al cliente. También planeamos abrir entre 125 y 135 tiendas nuevas, lo cual dará a nuestro equipo interesantes oportunidades de trabajo y progreso.

We have tremendous opportunities to serve our customers more efficiently, enhance our profitability, and increase our return on invested capital.

En 2003:

- Atendimos a más de 200 millones de clientes.
- Abrimos 125 tiendas nuevas y llegamos a un total de 2,539 tiendas.
- Aumentamos nuestro margen bruto en 116 puntos básicos a un 45.9%.
- Nuestro margen operativo de acuerdo con los principios contables GAAP subió a 8.3%, y aumentamos nuestro margen operativo comparable a 8.5% contra el 7.2% registrado el año pasado.
- Nuestras ganancias por acción de acuerdo con los principios contables GAAP subieron a $1.67 en comparación con los $0.90 del año anterior, e hicimos crecer nuestras ganancias por acción comparables provenientes de operaciones continuas un 65%, de $1.30 registrado el año pasado a $2.15.

(La Compañía utiliza medidas no GAAP como un indicador de sus ganancias provenientes de sus operaciones principales, y considera que esto es importante para los accionistas de la Compañía debido a la naturaleza e importancia de los gastos excluidos. Consulte nuestra conciliación de los ingresos operativos comparables y las ganancias por acción comparables incluida en la página 1 de este informe anual.)

Durante 2003, también logramos fortalecer aún más nuestro balance general. Al final del primer trimestre, retiramos nuestros bonos y pagarés (debentures) de alto rendimiento, con lo cual redujimos el cargado promedio de la tasa de interés de nuestra deuda de 8.7% a 3.2%. Pagamos $291 millones de la deuda, lo cual nos permitió finalizar el año con una relación deuda-capitalización total del 41%, en comparación con el 61% en 2002, y el 77% en 2001.

Precios—En 2004, nuestros clientes podrán seguir ahorrando, ya que ofreceremos piezas y productos de calidad a un valor excepcional.

Como accionistas, esperamos que coincidan con nosotros en que estamos atendiendo a nuestros clientes mejor que nunca, y los invitamos a visitar una de nuestras más de 2,500 tiendas de fácil acceso. De esa manera, podrán ver que "Siempre listos en Advance."

Advance Auto Parts fue fundada sobre la base de la integridad y un férreo compromiso hacia nuestros clientes. Para preservar este legado, nos comprometemos con ustedes a mantener estos valores en el centro de todo lo que hacemos.

Al comenzar este nuevo año, nos gustaría agradecer a nuestros accionistas por su confianza, a nuestros Miembros del Equipo por su dedicación para brindar un mejor servicio a nuestros clientes, y a nuestras familias por su apoyo.

Jim Wade

Jim Wade
Presidente

Larry Castellani

Larry Castellani
Presidente de la Junta Directiva y Director Ejecutivo

Page 2 Photo: Executive Committee, pictured from left to right:
1. Robert E. Hedrick, Senior Vice President, Human Resources 2. Paul W. Klasing, Executive Vice President, Stores
3. Lawrence P. Castellani, Chairman and Chief Executive Officer 4. Michael N. Coppola, Executive Vice President and Chief Operating Officer
5. Jimmie L. Wade, President 6. Jeffrey T. Gray, Senior Vice President and Chief Financial Officer


Advance has the right people doing the right thing at the right time—satisfying our customers.
EXCELLENCE IN WIPING PERFORMANCE

2,500 Stores Strong and Building Momentum

Building Opportunity for Our Team

On October 2, 2003, we opened our 2,500th store in Parma, Ohio, in the Cleveland market. This was a significant milestone for our Company for a number of reasons. It is a confirmation that people in thousands of towns and cities around the country value the services that we provide—that our parts, people, and prices fulfill a real need. It is a reflection of our growing leadership in our industry and the success of our operating initiatives. And it is an indication of the opportunities we can offer our Team Members, our most valuable asset.

It is vital to our success to have a stable, productive team. We encourage our Team Members to view their work at Advance Auto Parts, not as a job, but as a career in a flourishing company. The more we grow, the more opportunities there are for advancement and for enhanced job satisfaction.



But it is not enough simply to provide opportunity. One of our most important initiatives is to provide Team Members with the right training to enhance their professional and personal development. In 2003, we implemented a new performance appraisal system to assess the development needs of each Team Member and to tailor classroom and online training programs specific to his or her needs. By focusing on developing each individual, we are increasing our retention rates and enhancing our customer service levels.

These efforts have been greeted enthusiastically. Our Team Members are excited about building their skills. In fact, the number of Team Members who received their Automotive Service Excellence (ASE) certification nearly doubled from last year and now, we employ the largest number of certified parts specialists in the automotive aftermarket retail industry. At Advance Auto Parts, we know that investing in our team's future is the key to continuing to provide legendary customer service.

Creating Stores that Look Great—and Function Efficiently

Our 2,500th store is also an example of the groundbreaking new 2010 store format that we are rolling out across our chain. We call it 2010 because it is the store that is taking Advance Auto Parts into the future.

In our previous format, a long parts counter divides the selling floor from the parts shelves. In our 2010 stores, we've replaced this barrier with a series of workstations, opening up movement between the parts area and the selling floor. Our 2010 stores also feature high-impact signage highlighting quality parts and products at a value price and a more logical merchandise layout.

In 2003, we began converting stores on a market by market basis including the Charlotte, North Carolina and Richmond, Virginia markets. At year's end, 714 stores boasted this new format, and we expect to have over one thousand 2010 stores by the end of 2004.

Our Management Planning and Training (MPT) system is also a key part of our success. Using store-specific data analyzed at 15-minute intervals, MPT helps managers appropriately staff their stores to ensure that customers receive friendly, knowledgeable help during peak hours. During low traffic periods, it helps managers prioritize tasks to ensure that their store is properly cleaned, maintained, and stocked. MPT has been instrumental in driving our sales and leveraging our labor expense-to-sales ratio.

The MPT system not only increases team productivity, but it also encourages the growth of motivated, independent managers to become strong Company leaders. With MPT, we can be assured that Advance Auto Parts has the right people doing the right thing at the right time—satisfying our customers.

Page 4 Photo: Pictured from left to right:
1. Sandy Mabry, customer 2. John Hunter, Division Commercial Sales Manager, Division #1404

Page 5 Photo: Pictured from left to right:
1. Laurie Crawford, customer 2. Keith Wade, Assistant Manager, Store #6256

Managing Our Categories

Meeting our customers' demand for the best selection of value-priced automotive parts and products is at the heart of our category management initiative, which we launched in 2002. Partnering with our vendors, we analyzed consumer data to identify the demand levels for each of our parts and products. We then adjusted our merchandise mix to better meet customer demands and developed more targeted merchandising.

Our category management program has already yielded important benefits for the Company in the form of higher sales, reduced returns and warranty expenses, enhanced margins, and more productive inventory utilization. In 2003, our gross margin improved 116 basis points to 45.9%, mostly due to category management. In 2004, category management will drive our sales and gross margins as we continually find opportunities to meet our customers' needs.


free oil recycling
MOTOR OIL CENTER
Mobil

Offering Customers a Choice

At Advance Auto Parts, our goal is to offer a wide selection of high-quality, high-value products. One way we do this is through our Private Label brand, which provides quality that is comparable to the leading national brand at a value price. Our name on each product represents the ideals Advance was built on—Quality, Value, and Trust.

Our store brands are a source of great pride for our Team Members, both for their exceptional quality and for their ability to meet our customers' needs. We are committed to store brand development because that is what our customers want, and the positive feedback we have received tells us our hard work is paying off.

In 2003, we rolled out our Private Label antifreeze, chemicals, freon, oil filters, and wash and wax programs. In 2004, we will roll out expanded chemical, transmission fluid, and wash and wax programs.

Our leading edge APAL system quite literally places all the information our Team Members need to deliver excellent customer service right at their fingertips. APAL, which stands for Advance Parts and Accessories Look-Up, is a state-of-the-art electronic catalog and point-of-sale system that includes technical information, features and benefits, and product graphics for the parts that we carry.

In addition, APAL suggests "good, better, best" product alternatives so customers can weigh the tradeoffs between quality and cost and select the product that most meets their needs. And, to ensure that customers have everything they need to complete a repair project, Team Members can generate a list of related items.

At year-end 2003, we had introduced APAL in 2,166 stores, or 87% of our chain. Already, it has produced higher average sales and lower returns, while increasing customer confidence in our Team Members and driving repeat business. We expect to complete the APAL rollout during the second quarter of 2004.

Although serving the do-it-yourself customer is our primary business, we continue to grow our sales to professional installers. In fact, the qualities that make our do-it-yourself approach so compelling—our knowledgeable sales staff, our broad selection of quality parts, and our sophisticated supply chain that guarantees fast deliveries—make serving the professional installer a natural extension of our business.

Our commercial sales in comparable stores rose 7.2% in 2003. Currently, 64% of our stores have a commercial delivery program and as we move into 2004, we see tremendous opportunities to increase our penetration of the commercial segment, especially in the Advance Discount Auto Parts stores in the Florida market.

Page 6 Photo: Pictured from left to right:
1. Herman Word, Jr., Manager, Store #2610 2. Barry Stacy, customer

Page 7 Photo: Pictured from left to right:
1. Jeff Hobson, Director of Store Brands 2. Ricardo Cuesta, Assistant Manager in Training, Store #2610


Our name on our Private Label products represents the ideals
Advance was built on—Quality, Value, and Trust.
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totalgrip


Buy One Premium Headlight Get The Second 1/2 Off
BONUS SIZE
carb+ choke cleaner
auto glass cleaner
heavy duty engine degreaser

We build our systems to ***serve our customers,*** *always soliciting input from the frontline—our stores.*

Financial Review

FINANCIAL CONTENTS

Page 8 Photo: Pictured from left to right:
1. Karen Taylor, Team Leader, Store Systems Development 2. W. Randall Ferguson, Manager, Store #2010 3. Craig Anderton, Director of Strategic Store Systems
4. Margrit Musselman, Senior Programmer/Analyst, Store Systems Development 5. Jennie Hodges, Manager, Store #2280

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. The selected historical consolidated financial and other data at January 3, 2004 and December 28, 2002 and for the three years ended January 3, 2004 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial and other data at December 29, 2001, December 30, 2000 and January 1, 2000 and for the years ended December 30, 2000 and January 1, 2000 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the related notes of Advance included elsewhere in this report.

	Fiscal Year[(1)(2)]				
	2003	2002	2001	2000	1999
(in thousands, except per share data)					
Statement of Operations Data:					
Net sales	$3,493,696	$3,204,140	$2,419,746	$2,167,308	$2,017,425
Cost of sales	1,889,178	1,769,733	1,357,594	1,286,295	1,225,440
Supply chain initiatives[(3)]	—	—	9,099	—	—
Gross profit	1,604,518	1,434,407	1,053,053	881,013	791,985
Selling, general and administrative expenses[(4)]	1,305,867	1,202,524	938,300	792,551	721,753
Expenses associated with supply chain initiatives[(5)]	—	—	1,394	—	—
Impairment of assets held for sale[(6)]	—	—	12,300	856	—
Expenses associated with the merger related restructuring[(7)]	—	597	3,719	—	—
Expenses associated with merger and integration[(8)]	10,417	34,935	1,135	—	41,034
Non-cash stock option compensation expense[(9)]	—	—	11,735	729	1,082
Operating income	288,234	196,351	84,470	86,877	28,116
Interest expense	(37,576)	(77,081)	(61,042)	(64,212)	(62,792)
(Loss) gain on extinguishment of debt	(47,288)	(16,822)	(6,106)	4,692	—
Expenses associated with secondary offering	—	(1,733)	—	—	—
Other income, net	341	963	1,033	581	4,649
Income (loss) from continuing operations before income taxes, loss (income) on discontinued operations and cumulative effect of a change in accounting principle	203,711	101,678	18,355	27,938	(30,027)
Income tax expense (benefit)	78,424	39,530	7,284	10,787	(9,549)
Income (loss) from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle	125,287	62,148	11,071	17,151	(20,478)
Discontinued operations:					
(Loss) income from operations of discontinued Wholesale Distribution Network (including loss on disposal of $2,693)	(572)	4,691	4,040	3,915	(7,883)
(Benefit) provision for income taxes	(220)	1,820	1,604	1,507	(3,035)
(Loss) income on discontinued operations	(352)	2,871	2,436	2,408	(4,848)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	—	—	(2,065)	—	—
Net income (loss)	$ 124,935	$ 65,019	$ 11,442	$ 19,559	$ (25,326)
Income (loss) from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle per basic share	$ 1.72	$ 0.89	$ 0.19	$ 0.30	$ (0.36)
Income (loss) from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle per diluted share	$ 1.68	$ 0.86	$ 0.19	$ 0.30	$ (0.36)
Net income (loss) per basic share	$ 1.71	$ 0.93	$ 0.20	$ 0.35	$ (0.45)
Net income (loss) per diluted share	$ 1.67	$ 0.90	$ 0.20	$ 0.34	$ (0.45)
Weighted-average basic shares outstanding[(10)]	72,999	70,098	57,274	56,592	56,538
Weighted-average diluted shares outstanding[(10)]	74,743	72,376	58,316	57,222	56,538
Cash Flows Provided By (Used In):					
Operating activities	$ 355,921	$ 242,996	$ 103,536	$ 103,951	$ (20,976)
Investing activities	(85,474)	(78,005)	(451,008)	(64,940)	(113,824)
Financing activities	(272,845)	(169,223)	347,580	(43,579)	121,262

(continued)

	Fiscal Year[1][2]				
(in thousands, except store data and ratios)	2003	2002	2001	2000	1999
Balance Sheet and Other Financial Data:					
Cash and cash equivalents	$ 11,487	$ 13,885	$ 18,117	$ 18,009	$ 22,577
Inventory	$1,113,781	$1,048,803	$ 982,000	$ 788,914	$ 749,447
Inventory turnover[11]	1.72	1.75	1.72	1.69	1.69
Inventory per store[12]	$ 438,669	$ 429,399	$ 392,635	$ 451,281	$ 456,624
Accounts payable to inventory ratio[13]	51.0%	44.9%	43.7%	49.2%	45.5%
Net working capital[14]	$ 372,509	$ 462,896	$ 442,099	$ 318,583	$ 355,608
Capital expenditures[15]	$ 101,177	$ 98,186	$ 63,695	$ 70,566	$ 105,017
Total assets	$1,983,071	$1,965,225	$1,950,615	$1,356,360	$1,348,629
Total debt	$ 445,000	$735,522	$ 955,737	$ 586,949	$ 638,329
Total net debt[16]	$ 464,598	$ 722,506	$ 972,368	$ 582,539	$ 627,467
Total stockholders' equity	$ 631,244	$ 468,356	$ 288,571	$ 156,271	$ 133,954
Selected Store Data:					
Comparable store sales growth[17]	3.1%	5.5%	6.2%	4.4%	10.3%
Number of stores at beginning of year	2,435	2,484	1,729	1,617	1,567
New stores	125	110	781	140	102
Closed stores[18]	(21)	(159)	(26)	(28)	(52)
Number of stores, end of period	2,539	2,435	2,484	1,729	1,617
Relocated stores	32	39	18	10	13
Stores with commercial delivery program, end of period	1,625	1,411	1,370	1,210	1,094
Total commercial sales, as a percentage of total sales	15.8%	15.0%	16.8%	16.5%	12.1%
Total store square footage, end of period	18,875	18,108	18,717	13,325	12,476
Average net sales per store[19]	$ 1,379	$ 1,303	$ 1,346	$ 1,295	$ 1,267
Average net sales per square foot[20]	$ 186	$ 174	$ 175	$ 168	$ 164

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks, with the exception of 2003, which consists of 53 weeks.

(2) The statement of operations data for each of the years presented reflects the operating results of the wholesale segment as discontinued operations.

(3) Represents restocking and handling fees associated with the return of inventory as a result of our supply chain initiatives.

(4) Selling, general and administrative expenses exclude certain charges disclosed separately and discussed in notes (5), (6), (7), (8) and (9) below.

(5) Represents costs of relocating certain equipment held at facilities closed as a result of our supply chain initiatives.

(6) Represents the devaluation of certain property held for sale, including the $1.6 million charge taken in the first quarter of 2001 and a $10.7 million charge taken in the fourth quarter of 2001.

(7) Represents expenses related primarily to lease costs associated with 31 of our stores closed in overlapping markets in connection with the Western merger and 27 Advance Auto Parts stores identified to be closed at December 29, 2001 as a result of the Discount acquisition.

(8) Represents certain expenses related to the Western merger and the Discount acquisition.

(9) Represents non-cash compensation expense related to stock options granted to certain of our team members, including a charge of $8.6 million in the fourth quarter of 2001 related to variable provisions of our stock option plans that were in place when we were a private company and eliminated in 2001.

(10) Shares outstanding for each of the years presented gives effect to a 2-for-1 stock split effectuated by us in the form of a 100% stock dividend distributed on January 2, 2004.

(11) Inventory turnover is calculated as cost of sales divided by the average of beginning and ending inventories. The fiscal 2003 cost of sales excludes the effect of the 53rd week in the amount of $34.3 million. The fiscal 2001 amounts were calculated by reducing the Discount inventory balances by one-thirteenth to reflect our ownership of that inventory from December 2, 2001 (the acquisition date) through December 29, 2001.

(12) Inventory per store calculated as ending inventory divided by ending store count. Ending inventory used in this calculation excludes certain inventory related to the wholesale segment with the exception of fiscal 2003.

(13) Accounts payable to inventory ratio is calculated as ending accounts payable divided by ending inventory.

(14) Net working capital is calculated by subtracting current liabilities from current assets.

(15) Capital expenditures for 2001 exclude $34.1 million for our November 2001 purchase of Discount's Gallman, Mississippi distribution facility from the lessor in connection with the Discount acquisition.

(16) Net debt includes total debt and bank overdrafts, less cash and cash equivalents.

(17) Comparable store sales is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Stores acquired in the Discount acquisition are included in the comparable sales calculation beginning in December 2002, which was 13 complete accounting periods after the acquisition date of November 28, 2001. We do not include net sales from the 36 Western Auto retail stores in our comparable store calculation as a result of their unique product offerings, including specialty merchandise and service. In 2003, the comparable store sales calculation included sales from our 53rd week compared to our first week of operation in 2003 (the comparable calendar week).

(18) Closed stores in 2002 include 133 Discount and Advance stores closed as part of the integration of Discount.

(19) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated by reducing the number of Discount stores by one-thirteenth to reflect our ownership of Discount from December 2, 2001 (the acquisition date) through December 29, 2001.

(20) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated by reducing the number of Discount stores by one-thirteenth to reflect our ownership of Discount from December 2, 2001 (the acquisition date) through December 29, 2001.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Financial Data," our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Forward-Looking Statements" elsewhere in this report and "Risk Factors" found in our Form 10-K filed on March 12, 2004 with the Securities and Exchange Commission.

Our fiscal year ends on the Saturday nearest December 31 of each year. Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks, with the exception of the fourth quarter fiscal 2003 which contained 13 weeks due to our 53-week fiscal year in 2003.

Introduction

In 2003, we produced strong operating results and built momentum to carry us into what we believe will be another successful year in 2004. Our 2003 performance and our positive outlook for 2004, is primarily a result of our management team's focus to drive top-line sales growth and increase our operating margins through our category management initiatives, our national advertising campaign and leveraging our logistics and operating expenses. The category management initiative not only drives top-line sales by developing improved product assortments by category but also focusing on maximizing gross profit within each product category offered. For 2003, we grew our total sales by 9.0% over last year to $3.5 billion, including the 53rd week. We also improved our operating margins to 8.3% of total sales, including the 53rd week, an increase of 46.8% over 2002. In addition to the above initiatives, our operating margins benefited from leveraging our selling, general and administrative expenses.

Additionally, we evaluate the quality of our results based on growth in certain key financial metrics. These key indicators consist primarily of:

Key Financial Statistics	For Year Ended 2003[(1)]	For Year Ended 2002	For Year Ended 2001
Comparable store sales growth	3.1%	5.5%	6.2%
DIY comparable stores sales growth	2.4%	5.6%	5.4%
DIFM comparable stores sales growth	7.2%	5.0%	10.0%
Average net sales per store (in thousands)	$ 1,379	$ 1,303	$ 1,346
Inventory per store (in thousands)	$438,669	$429,399	$392,635
Inventory turnover	1.72	1.75	1.72
Gross margins	45.9%	44.8%	43.5%
Operating margins	8.3%	6.1%	3.5%

Note: These metrics should be reviewed along with the Selected Financial Data elsewhere in this Annual Report, which includes descriptions regarding the calculation of these measures.
(1) All financial metrics include the 53rd week, except the average net sales per store metric.

Overview

We primarily operate within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, customers in the United States, based on store count and sales. Our combined operations are now conducted in our retail operating segment subsequent to the discontinuation of the wholesale distribution network in 2003.

We were formed in 1929 and operated as a retailer of general merchandise until the 1980s. During the 1980s, we sharpened our focus to target sales of automotive parts and accessories to DIY customers. From the 1980s to the present, we have grown significantly as a result of strong comparable store sales growth, new store openings and strategic acquisitions, including our 1998 Western Auto Supply Company acquisition and our 2001 acquisition of Discount Auto Parts, or Discount. Additionally, in 1996, we began to aggressively expand our sales to "do-it-for-me," or DIFM, customers by implementing a commercial delivery program.

At January 3, 2004, we operated 2,539 stores within the United States, Puerto Rico and the Virgin Islands. We operated 2,503 stores throughout 39 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operated primarily under the "Advance Auto Parts" trade name except for the state of Florida, which operated under "Advance Discount Auto Parts" or "Discount Auto Parts" trade names. Our stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks, with no significant concentration in any specific area. In addition, we operated 36 stores under the "Western Auto" trade name, located primarily in Puerto Rico and the Virgin Islands, which offer certain home and garden merchandise in addition to automotive parts, accessories and service.

	Fiscal		
	2003	2002	2001
Number of stores at beginning of year	**2,435**	2,484	1,729
New stores	**125**	110	781
Closed stores	**(21)**	(159)	(26)
Number of stores, end of period	**2,539**	2,435	2,484
Relocated stores	**32**	39	18

In addition to our DIY business, we serve DIFM customers via sales to commercial accounts. Sales to DIFM customers represented approximately 16% of our retail sales in 2003 and consisted of sales to both walk-in commercial customers and sales delivered to our commercial customers' places of business, including independent garages, service stations and auto dealers. At January 3, 2004, we had 1,625 stores with commercial delivery programs.

We also provide our customers online shopping and access to over 1 million stock keeping units, or SKUs. Our online site allows our customers to pick up merchandise at a conveniently located store or have their purchase shipped directly to their home or business.

Our Internet address is ***www.advanceautoparts.com.*** We make available free of charge through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Securities Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Stock Split

On October 29, 2003, our Board of Directors declared a two-for-one stock split of our common stock, effected as a 100% stock dividend. The dividend was distributed on January 2, 2004 to holders of record as of December 11, 2003 and began trading on a post-split basis on January 5, 2004. All references to share and per share amounts in this discussion and analysis reflect the effect of the stock split.

Discontinued Operations

On December 19, 2003, we discontinued the supplying of merchandise to our wholesale distribution network. The wholesale distribution network, or Wholesale, consisted of independently owned and operated dealer locations, for which we supplied merchandise inventory and certain services. Due to the wide variety of products supplied to the dealers and the reduced concentration of stores spread over a wide geographic area, it had become difficult to serve these dealers effectively. This component of our business operated in the wholesale segment and excluding certain allocated and team member benefit expenses of $2.4 million, $3.3 million and $5.5 million for fiscal years 2003, 2002 and 2001, represented the entire results of operations previously reported in that segment. We have classified these operating results as discontinued operations in the accompanying consolidated statements of operations for the fiscal year ended January 3, 2004, December 28, 2002 and December 29, 2001 to reflect this decision.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ from these estimates.

The preparation of our financial statements included the following significant estimates.

Vendor Incentives

As discussed further elsewhere in this report, we recognize certain vendor incentives earned related to long-term supply agreements as a reduction to cost of sales over the life of the agreement based on the timing of purchases, not as reductions to inventory. The functional amounts earned under long-term arrangements are based on our estimate of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. The incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. The estimate of total purchases are highly sensitive to market demand for certain product and could positively or negatively impact our gross margins if actual purchases or results from any one year differ from our estimates, however, incentives earned over the life of the contract would be the same.

Inventory Reserves

We establish reserves for inventory shrink for our stores and distribution centers based on our extensive and frequent cycle counting program. Our estimates of these shrink reserves depend on the accuracy of the program, which is dependent on compliance rates of our facilities and the execution of the required procedures. We evaluate the accuracy of this program on an ongoing basis and believe it provides reasonable assurance for the established reserves. If the effectiveness of the program declines management estimates will be required to ensure the accuracy of the overall shrink reserves.

Reserves for potentially excess and obsolete inventories are recorded as well based on current inventory levels of discontinued product and historical analysis of the liquidation of discontinued inventory below cost. The nature of our inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to our vendors for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded cost. We develop these estimates based on the determination of return privileges with vendors, the level of credit provided by the vendor and management's estimate of the discounts to recorded cost, if any, required by market conditions. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require us to revise our estimates of required reserves for excess and obsolete inventory.

Warranty Reserves

Our vendors are primarily responsible for warranty claims. Merchandise and services sold under warranty, which are not covered by vendors' warranties, include batteries, tires, roadside assistance and Craftsman products. We record accruals for future warranty claims based on current sales of the warranted products and historical claim experience. If claims experience differs from historical levels, revisions in our estimates may be required. We have seen positive trends in the defective rates of our batteries sold, which have offset historically higher trends used to develop our battery warranty accrual resulting in overall lower warranty expense on our consolidated statement of operations. We believe these positive trends are a result of quality enhancements of our currently offered battery line and better policies and procedures surrounding the testing and defecting of batteries by our store personnel. While we expect these positive trends to continue, an increase in defective rates would have a negative impact on our consolidated statement of operations.

Self-Insured Reserves

We are self-insured for general and automobile liability, workers' compensation and the health care claims of our team members. Therefore, we record estimated reserve amounts for the settlement of such claims below our stop-loss limits. These estimates are developed based on information obtained through our claims management procedures, from actual claims reported to us and an estimate for claims incurred but not reported. This information is obtained through a collaboration of both our internal and external claims professionals and third-party administrators. The estimated claim cost is actively reviewed for changes in claim facts or action plans and negative trends related to claims incurred but not reported. Accordingly, our estimated reserves may require an adjustment to previously recorded amounts.

Restructuring and Closed Store Liabilities

We recognize a provision for future obligations at the time a store location closes. The provision includes future minimum lease payments and common area maintenance and taxes all reduced by management's estimate of potential subleases and lease buyouts. These estimates are based on current market and our experience of executing subleases or buyouts on similar properties. However, our inability to enter into the subleases or obtain buyouts due to a change in the economy or prevailing real estate markets for these properties within the estimated timeframe may result in increases or decreases to these reserves and could negatively impact our result of operations and cash flows.

Components of Statement of Operations

Net Sales

Net sales consist primarily of comparable store sales, new store net sales, and finance charges on installment sales. Comparable store sales is calculated based on the change in net sales starting once a store has been opened for 13 complete accounting periods (each accounting period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Our 2003 comparable store sales results include the 53rd week of operation compared to our first week of operation in 2003 (the comparable calendar week). Stores acquired in the Discount acquisition were included in the comparable store sales calculation beginning in December 2002, which was 13 complete accounting periods after the acquisition date of November 28, 2001. We do not include net sales from the 36 Western Auto retail stores in our comparable store sales calculation as a result of their unique product offerings, including specialty merchandise.

Cost of Sales

Our cost of sales consists of merchandise costs, net of incentives under vendor programs, and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs. We seek to avoid fluctuation in merchandise costs and instability of supply by entering into long-term purchasing agreements with vendors when we believe it is advantageous.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of store payroll, store occupancy (including rent), net advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate team members, administrative office expenses, data processing, professional expenses and other related expenses including expenses associated with merger and integration. We lease a significant portion of our stores.

Results of Operations

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

	Fiscal Year Ended		
	January 3, 2004	December 28, 2002	December 29, 2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	54.1	55.2	56.1
Expenses associated with supply chain initiatives	—	—	0.4
Gross profit	45.9	44.8	43.5
Selling, general and administrative expenses	37.3	37.6	38.7
Expense associated with supply chain initiatives	—	—	0.1
Impairment of assets held for sale	—	—	0.5
Expenses associated with merger and integration	0.3	1.1	0.0
Expenses associated with merger related restructuring	—	0.0	0.2
Non-cash stock option compensation expense	—	—	0.5
Operating income	8.3	6.1	3.5
Interest expense	(1.1)	(2.4)	(2.5)
Loss on extinguishment of debt	(1.4)	(0.5)	(0.2)
Expenses associated with secondary offering	—	(0.1)	—
Other income, net	0.0	0.0	0.0
Income tax expense	2.2	1.2	0.3
Income from continuing operations before discontinued operations and cumulative effect of a change in accounting principle	3.6	1.9	0.5
Discontinued operations:			
(Loss) income from operations of discontinued wholesale distribution network	(0.0)	0.1	0.2
(Benefit) provision for income taxes	(0.0)	(0.0)	0.1
(Loss) income on discontinued operations	(0.0)	0.1	0.1
Cumulative effect of change in accounting principle, net of income taxes	—	—	(0.1)
Net income	3.6%	2.0%	0.5%

Fiscal 2003 Compared to Fiscal 2002

Net sales for 2003 were $3,493.7 million, an increase of $289.6 million, or 9.0%, over net sales for 2002. Excluding the effect of the 53rd week our net sales increased $226.6 million, or 7.1%, over net sales for 2002. The net sales increase was due to an increase in the comparable store sales of 3.1%, driven by increases in both customer traffic and average ticket sales, and contributions from new stores opened within the last year. As previously mentioned, increases in both our DIY and DIFM business contributed to the comparable store sales increase.

Gross profit for 2003 was $1,604.5 million, or 45.9% of net sales, as compared to $1,434.4 million, or 44.8% of net sales, in 2002. The increase in gross profit as a percentage of sales reflects continued benefits realized from our category management initiatives and improved efficiencies in our logistics network. In 2004, we anticipate our gross profit to continue to improve as a result of the benefits realized from our category management initiatives and leveraging our logistics expenses.

Selling, general and administrative expenses, including merger and integration costs of $10.4 million in 2003 and $35.5 million in 2002, increased to $1,316.3 million, or 37.6% of net sales for 2003, from $1,238.1 million, or 38.7% of net sales for 2002. The decrease in selling, general and administrative expenses as a percentage of net sales is primarily a result of a decrease in merger and integration expenses related to the integration of Discount. These integration expenses are related to, among other things, overlapping administrative functions and store conversion expenses. The decline in merger and integration costs was anticipated as we near the completion of the Discount integration. Excluding the impact of the merger and integration costs, the decline as a percentage of net sales is a result of leveraging our fixed costs with the impact of the 53rd week of operations in the fourth quarter of 2003.

Interest expense for 2003 was $37.6 million, or 1.1% of net sales, as compared to $77.1 million, or 2.4% of net sales, in 2002. The decrease in interest expense is a result of lower overall interest rates resulting primarily from our redemption of our outstanding senior subordinated notes and senior discount debentures in first quarter 2003. Additionally, the decrease is a result of overall lower debt levels in 2003 as compared to 2002, due to our use of free cash flow to pay down debt.

Income tax expense for 2003 was $78.4 million, as compared to $39.5 million for 2002. Our effective income tax rate decreased to 38.5% for 2003, as compared to 38.8%, for 2002. The decrease in our effective tax rate was primarily due to increases in pre-tax income, which reduced the impact of certain permanent differences on the effective rate.

During 2003, we recorded $47.3 million in a loss on extinguishment of debt. This loss reflects the write-off of deferred loan costs and premiums paid to redeem our senior subordinated notes and senior discount debentures during the first quarter of fiscal 2003, and also includes the related financing costs associated with amending our senior credit facility to finance this redemption. Additionally, this loss includes the ratable portion of deferred loans costs associated with the partial repayment of our term loans during fiscal 2003.

We recorded net income of $124.9 million, $1.67 per diluted share for 2003, as compared to $65.0 million, or $0.90 per diluted share for 2002. As a percentage of sales, net income for 2003 was 3.6%, as compared to 2.0% for 2002. The effect of the expenses associated with merger and integration and loss on extinguishment of debt on net income was $35.5 million, or $0.47 per diluted share for 2003 and $32.0 million, or $0.44 per diluted share for 2002. As previously mentioned, these per share amounts reflect the two-for-one stock split declared in 2003.

Fiscal 2002 Compared to Fiscal 2001

Net sales for 2002 were $3,204.1 million, an increase of $784.4 million, or 32.4%, over net sales for 2001. The net sales increase was due to an increase a full year's contribution of sales from stores acquired in the Discount acquisition, in the comparable store sales of 5.5% and contributions from new stores opened within the last year. The comparable store sales increase was a result of growth in both the DIY and DIFM market segments (indicated by an increase in both comparative customers and average customer sales), as well as the continued maturation of new stores.

Gross profit for 2002 was $1,434.4 million, or 44.8% of net sales, as compared to $1,053.1 million, or 43.5% of net sales, in 2001. The increase in gross profit as a percentage of sales reflects more favorable merchandise costs realized in fiscal 2002 as a result of renegotiating merchandise contracts after the Discount acquisition. Additionally, this increase represents our ability to leverage logistics costs primarily driven by a review of our logistics operations, which occurred in connection with our supply chain initiatives. We began these initiatives during the fourth quarter of fiscal 2001, in which we recorded a $9.1 million charge for restocking and handling fees associated with the return of inventory under these initiatives.

Selling, general and administrative expenses increased to $1,238.1 million, or 38.7% of net sales for 2002, from $968.6 million, or 40.0% of net sales for 2001. Selling, general and administrative expenses include merger and integration expenses related to the integration of Discount of $35.5 million, or 1.1% of sales, and $4.9 million, or 0.2% of sales, for 2002 and 2001, respectively. These integration expenses are related to, among other things, merger related restructuring, overlapping administrative functions and store conversion expenses. The merger related restructuring charges primarily relate to lease costs associated with closed Advance Auto Parts stores in overlapping markets as a result of the Discount acquisition. Additionally, selling, general and administrative expenses include charges of $25.4 million, or 1.0% of sales, in 2001 as detailed below:

- $1.4 million represents costs of relocating certain equipment held at facilities closed as a result of our supply chain initiatives;
- $12.3 million represented the devaluation of property held for sale; and
- $11.7 million was related to stock option compensation charges resulting from the elimination of variable provisions in certain of our stock options plans.

Excluding the effects of the above merger and integration and other expenses above, the decrease in selling, general and administrative expenses as a percentage of sales reflects an approximate 43 basis point reduction related to our ability to leverage our store payroll expenses against a higher sales base, and an approximate 66 basis point reduction from lower rent expense as a result of owning a higher percentage of stores after the Discount acquisition.

Interest expense for 2002 was $77.1 million, or 2.4% of net sales, as compared to $61.0 million, or 2.5% of net sales, in 2001. Interest expense reflects the overall increase in average borrowings offset by more favorable interest rates during 2002 as compared to 2001. This increase in borrowings is a result of the additional debt incurred in conjunction with the Discount acquisition.

Income tax expense for 2002 was $39.5 million, as compared to $7.3 million for 2001. Our effective income tax rate decreased to 38.8% for 2002, as compared to 39.7%, for 2001. The decrease was primarily due to increases in pre-tax income, which reduced the impact of certain permanent differences on the effective rate.

During 2002, we recorded $16.8 million in a loss on extinguishment of debt. This loss reflects the write-off of the ratable portion of the deferred loan costs associated with our partial repayment of our tranche A and tranche B term loans and expenses associated with the refinancing of the remaining portion of our tranche B term loans. Additionally, this loss includes the write-off of the ratable portion of deferred loan costs and premiums paid associated with the partial repurchase and retirement of our outstanding senior subordinated notes and senior discount debentures.

We recorded net income of $65.0 million, $0.90 per diluted share for 2002, as compared to $11.4 million, or $0.20 per diluted share for 2001. As a percentage of sales, net income for 2002 was 2.0%, as compared to 0.5% for 2001. The effect of the above merger and integration items and loss on extinguishment of debt on net income is $32.0 million, or $0.44 per diluted share for 2002. The effect of the 2001 merger and integration expenses, loss on extinguishment of debt, cumulative effect of a change in accounting policy and other charges as detailed above were $29.5 million, or $0.51 per diluted share for 2001. As previously mentioned these per share amounts reflect the two-for-one stock split declared in 2003.

Quarterly Financial Results (unaudited) (in thousands, except per share data)

	16-Weeks Ended 4/19/03	12-Weeks Ended 7/12/03	12-Weeks Ended 10/4/03	13-Weeks Ended 1/3/04	16-Weeks Ended 4/20/02	12-Weeks Ended 7/13/02	12-Weeks Ended 10/5/02	12-Weeks Ended 12/28/02
Net sales	$1,005,968	$827,348	$839,101	$821,279	$967,316	$774,906	$772,723	$689,195
Gross profit	463,989	379,474	386,928	374,127	431,198	345,802	346,840	310,567
Net income	$ 5,041	$ 43,458	$ 45,164	$ 31,272	$ 12,096	$ 15,941	$ 28,363	$ 8,619
Net income per share:								
Basic	$ 0.07	$ 0.59	$ 0.61	$ 0.42	$ 0.18	$ 0.23	$ 0.40	$ 0.12
Diluted	$ 0.07	$ 0.58	$ 0.60	$ 0.41	$ 0.17	$ 0.22	$ 0.39	$ 0.12

Liquidity and Capital Resources

At January 3, 2004, we had outstanding indebtedness consisting of borrowings of $440.0 million under our senior credit facility. Additionally, we had outstanding borrowings of $5.0 million under our revolving credit facility and had $32.6 million in letters of credit outstanding, which reduced our availability under the revolving credit facility to $122.4 million.

Our primary capital requirements have been the funding of our continued store expansion program, including new store openings and store acquisitions, store relocations and remodels, inventory requirements, the construction and upgrading of distribution centers, the development and implementation of proprietary information systems and our strategic acquisitions. We have financed our growth through a combination of cash generated from operations, borrowings under the credit facility and issuances of equity.

Our new stores, if leased, require capital expenditures of approximately $150,000 per store and an inventory investment of approximately $150,000 per store, net of vendor payables. A portion of the inventory investment is held at a distribution facility. Pre-opening expenses, consisting primarily of store set-up costs and training of new store team members, average approximately $25,000 per store and are expensed when incurred.

Our future capital requirements will depend on the number of new stores we open or acquire and the timing of those openings or acquisitions within a given year. We opened 125 and 110 new stores during 2003 and 2002, respectively, (including stores acquired in the Trak and Carport acquisitions, but excluding stores acquired in the Discount acquisition). In addition, we anticipate adding approximately 125 to 135 new stores during 2004 primarily through new store openings.

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. We anticipate that inventory levels will continue to increase but at a rate lower than anticipated sales growth. As recently announced, we have launched a vendor factoring program in 2004 that will allow us to extend the terms on a portion of our accounts payable with our suppliers, therefore, positively impacting cash flow.

Our capital expenditures were $101.2 million in 2003. These amounts related to the new store openings, the upgrade of our information systems, remodels and relocations of existing stores, including our physical conversion of Discount stores, and capitalizable store improvements. In 2004, we anticipate that our capital expenditures will be approximately $130.0 million, up from 2003 reflecting our intent to own rather than lease a portion of our new store openings.

Our recent acquisitions have resulted in restructuring reserves recorded in purchase accounting for the closure of certain stores, severance and relocation costs and other facility exit costs. In addition, we assumed certain restructuring and deferred compensation liabilities previously recorded by Western and Discount. At January 3, 2004, the restructuring reserves had a remaining balance of $7.5 million, of which $2.8 million is recorded as a current liability. Additionally, at January 3, 2004, the total liability for the deferred compensation plans was $2.4 million, of which $0.6 million, is recorded as a current liability. The classification for deferred compensation is determined by payment terms elected by plan participants, primarily former Western team members, which can be changed upon 12 months' notice. These reserves are utilized through the settlement of the corresponding liabilities with cash provided by operations and therefore do not affect our consolidated statement of operations.

We provide certain health care and life insurance benefits for eligible retired team members through our post-retirement plan. At January 3, 2004, our accrued benefit cost related to this plan was $17.4 million. The plan has no assets and is funded on a cash basis as benefits are paid/incurred. The discount rate that we utilize for determining our postretirement benefit obligation is actuarially determined. The discount rate utilized at January 3, 2004 and December 28, 2002 was 6.25% and 6.75%, respectively. We reserve the right to change or terminate the benefits or contributions at any time. We also continue to evaluate ways in which we can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation and annual expense. Effective December 2002, we amended the plan to only provide benefits for team members who are eligible at January 1, 2005. This negative plan amendment resulted in a curtailment gain of $2.9 million in 2002, which is being amortized over 12 years to offset corresponding increases in health care cost trends.

We expect that funds provided from operations and available borrowings of approximately $122.4 million under our revolving credit facility at January 3, 2004, will provide sufficient funds to operate our business, make expected capital expenditures of approximately $130.0 million in 2004, finance our restructuring activities and fund future debt service on our senior credit facility through the next three years.

For 2003, net cash provided by operating activities was $355.9 million. Of this amount, $124.9 million was provided by net income and $24.2 million was provided as a result of a net decrease in working capital, other long-term assets and liabilities and other operating activities. Significant non-cash items added back for operating cash purposes include depreciation and amortization of $100.7 million, amortization of bond discounts and deferred debt issuance costs of $5.1 million, loss on extinguishment of debt of $47.3 and provision for deferred income taxes of $53.7 million. Net cash used in investing activities was $85.5 million and was comprised primarily of capital expenditures. Net cash used in financing activities was $272.8 million and was comprised primarily of a $294.2 million decrease in our net borrowings, $38.3 million of expenses to complete the redemption of our senior subordinated notes and senior discount debentures in April 2003, offset by proceeds from the exercise of stock options of $25.4 million and an increase in bank overdrafts of $30.2 million.

For 2002, net cash provided by operating activities was $243.0 million. Of this amount, $65.0 million was provided by net income and $15.9 million was provided as a result of a net decrease in working capital, other long-term assets and liabilities and other operating activities. Significant non-cash items added back for operating cash purposes include depreciation and amortization of $94.1 million, amortization of bond discounts and deferred debt issuance costs of $16.6 million and provision for deferred income taxes of $51.4 million. Net cash used in investing activities was $78.0 million and was comprised primarily of capital expenditures. Net cash used in financing activities was $169.2 million and was comprised primarily of $223.3 million in net payments on the credit facility and payments to repurchase and retire outstanding bonds and a decrease in bank overdrafts of $33.9 million, all offset by $88.7 million in net proceeds from our equity offering in March 2002, and $17.4 million in proceeds from team member exercises of stock options. Additionally, in November 2002, we repurchased the entire $10 million of indebtedness under the industrial development revenue bonds.

In 2001, net cash provided by operating activities was $103.5 million. This amount consisted of an $11.4 million in net income, depreciation and amortization of $71.2 million, amortization of deferred debt issuance costs and bond discount of $14.6 million, impairment of assets held for sale of $12.3 million, amortization of stock option compensation of $11.7 million and an increase of $17.7 million of net working capital and other operating activities. Net cash used in investing activities was $451.0 million and was comprised primarily of capital expenditures of $63.7 million and cash consideration of $390.0 million paid in the Discount and Carport mergers. Net cash provided by financing activities was $347.6 million and was comprised primarily of net borrowings.

Our future contractual obligations related to long-term debt and operating leases at January 3, 2004 were as follows:

Contractual Obligations at January 3, 2004[1]	Total	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Thereafter
(in thousands)							
Long-term debt	$ 445,000	$ 22,220	$ 49,210	$ 48,413	$325,157	$ —	$ —
Operating leases	$1,018,270	$163,822	$142,520	$125,411	$108,963	$90,667	$386,887
Other long-term liabilities[2]	$ 75,102	$ —	$ —	$ —	$ —	$ —	$ —

(1) We currently do not have minimum purchase commitments under our vendor supply agreements.
(2) Primarily includes employee benefits accruals, restructuring and closed store liabilities and deferred income taxes for which no contractual payment schedule exists.

Long-Term Debt

Senior Credit Facility

In March 2003, we added incremental facilities under our senior credit facility in the form of a tranche A-1 term loan facility of $75 million and tranche C-1 term loan facility of $275 million to fund the redemption of our outstanding senior subordinated notes and senior discount debentures in April 2003. Additionally in December 2003, we refinanced the remaining portion of our tranche A, A-1, C and C-1 term loan facilities by amending and restating the credit facility to add a new $100 million tranche D term loan facility and $340 million tranche E term loan facility. In fiscal 2003, we repaid $291.0 million of total debt.

At January 3, 2004, our senior credit facility consisted of (1) a tranche D term loan facility with a balance of approximately $100.0 million and a tranche E term loan facility with a balance of approximately $340.0 million, and (2) a $160 million revolving credit facility (including a letter of credit sub facility) (of which $122.4 million was available). The credit facility is jointly and severally guaranteed by all of our domestic subsidiaries (including Discount and its subsidiaries) and is secured by all of our assets and the assets of our existing and future domestic subsidiaries (including Discount and its subsidiaries).

The tranche D term loan facility currently provides for amortization of $19.3 million on November 30, 2004, $21.6 million in May and November 2005 and in May 2006 and $15.8 million at maturity on November 30, 2006. The tranche E term loan facility currently provides for amortization of $2.9 million in November 30, 2004 and semi-annually thereafter, with a final payment of $325.2 million due at maturity on November 30, 2007.

The interest rates on the tranche D and E term loan facilities are based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. Until our delivery of our financial statements for the fiscal year ending on January 3, 2004, the initial margins for the tranche D and E term loan facilities are 2.00% and 1.00% per annum for the adjusted LIBOR rate and alternate base rate borrowings, respectively. The margins after such date will be determined by a pricing grid based on our leverage ratio at that time. At January 3, 2004, interest rates on our tranche D and E term loan facilities were 3.13% and 3.18%, respectively.

The interest rates on the revolving credit facility are based, at our option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. Until our delivery of our financial statements for the fiscal year ending on January 3, 2004, the initial margins for the revolving credit facility is 2.25% and 1.25% per annum for the adjusted LIBOR rate and alternate base rate borrowings, respectively. Additionally, a commitment fee of 0.375% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears. At January 3, 2004, interest rates on our revolving credit facility were 3.38%.

The senior credit facility is secured by a first priority lien on substantially all, subject to certain exceptions, of our assets and the assets of our existing domestic subsidiaries (including Discount and its subsidiaries) and will be secured by the properties and assets of our future domestic subsidiaries.

The senior credit facility contains covenants restricting the ability of us and our subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of our business and the business conducted by our subsidiaries and (9) change our passive holding company status. We are also required to comply with financial covenants with respect to (a) a maximum leverage ratio, (b) a minimum interest coverage ratio, (c) a minimum current assets to funded senior debt ratio, (d) a maximum senior leverage ratio and (e) limits on capital expenditures. We were in compliance with the above covenants of the senior credit facility at January 3, 2004.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. We adopted SFAS No. 145 during the first quarter of fiscal 2003. For the fiscal years ended 2003, 2002 and 2001, we recorded losses on the extinguishment of debt of $47.3 million, $16.8 million and $6.1 million, respectively and appropriately reclassified such amounts.

In September 2002 (as subsequently updated in November 2003), the FASB released EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This EITF addresses how a reseller should account for consideration received from a vendor since EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)," only addresses the accounting treatment from the vendor's perspective. The consensus is that cash received from a vendor is presumed to be a reduction of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when recognized in the customer's income statement, unless a reimbursement of costs is incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer's income statement. Additionally, any rebate or refund should also be recognized as a reduction of the cost of sales based on a systematic and rational allocation. The release is effective for fiscal periods beginning after December 15, 2002. Our current accounting policy for vendor incentives meets the requirements of this EITF and therefore the adoption of this release during the first quarter of fiscal 2003 had no impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 sets forth expanded disclosure requirements in the financial statements about a guarantor's obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN No. 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No. 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. We have no guarantees of third-party indebtedness and therefore the adoption of FIN No. 45 during the first quarter of fiscal 2003 had no impact on our financial position or results of operations. Additionally, we have complied with the disclosure aspect of FIN No. 45 as it relates to warranties.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Interpretation No. 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not have interests in variable interest entities; therefore, the adoption of Interpretation No. 46 had no impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123." This statement amends SFAS 123, "Accounting for Stock-Based Compensation" to allow for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock issued to employees, who we refer to as team members. This statement also amends FASB No. 123 to require disclosure of the accounting method used for valuation in both annual and interim financial statements. This statement permits an entity to recognize compensation expense under the prospective method, modified prospective method or the retroactive restatement method. If an entity elects to adopt this statement, fiscal years beginning after December 15, 2003 must include this change in accounting for team member stock-based compensation. We have adopted the enhanced disclosure requirements of SFAS No. 148 and accordingly included the related disclosures in the footnotes to our consolidated financial statements included elsewhere in this Annual Report. We have concluded that we will continue to account for team member stock-based compensation in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

In July 2003 (as subsequently updated in November 2003), the FASB released EITF Issue No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Customers by Manufacturers." This EITF addresses whether a reseller should account for consideration received from a vendor that is a reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers in accordance with the guidance in EITF Issue No. 02-16. For purposes of this Issue, the "vendor's sales incentive offered directly to consumers" is limited to a vendor's incentive (i) that can be tendered by a consumer at resellers that accept manufacturer's incentives in partial (or full) of the price charged by the reseller for the vendor's product, (ii) for which the reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive, (iii) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather may only be determined by the terms of the incentive offered to consumers and (iv) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The consensus is that sales incentives that meet all of such criteria are not subject to the guidance in Issue No. 02-16. The release is effective for fiscal periods beginning after November 25, 2003. We are currently evaluating the effect of this release and do not expect that the adoption will have a material impact on our financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132R amends the disclosure requirements of SFAS No. 132 to require additional disclosures about assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. This statement is effective for fiscal periods ending after December 15, 2003 and for interim periods beginning after December 15, 2003. We adopted this statement during the fourth quarter of fiscal 2003 and accordingly included the related disclosures in the other benefits footnote.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to cash flow risk due to changes in interest rates with respect to our long-term debt. While we cannot predict the impact interest rate movements will have on our debt, exposure to rate changes is managed through the use of fixed and variable rate debt and hedging activities. Our variable rate debt is primarily vulnerable to movements in the LIBOR rate. Our future exposure to interest rate risk increased during 2003 due to the addition of variable rate debt and redemption of our fixed rate senior subordinated notes and senior discount debentures, all offset by decreased interest rates, a reduction in overall debt levels and the addition of two interest rate swaps.

In March 2003, we entered into two interest rate swap agreements on an aggregate of $125 million of our variable rate debt under our senior credit facility. The first swap allows us to fix our LIBOR rate at 2.269% on $75 million of variable rate debt for a term of 36 months. The second swap allows us to fix our LIBOR rate at 1.79% on $50 million of variable rate debt for a term of 24 months.

In September 2002, we entered into a hedge agreement in the form of a zero-cost collar, which protects us against interest rate fluctuations in the LIBOR rate on $150 million of our variable rate debt under our senior credit facility. The collar consists of an interest rate ceiling of 4.5% and an interest floor of 1.56% for a term of 24 months. Under this hedge, we will continue to pay interest at prevailing rates plus any spread, as defined by our credit facility, but will be reimbursed for any amounts paid on the LIBOR rate in excess of the ceiling. Conversely, we will be required to pay the financial institution that originated the collar if the LIBOR rate is less than the 1.56% floor.

The table below presents principal cash flows and related weighted-average interest rates on our long-term debt outstanding at January 3, 2004, by expected maturity dates. Additionally, the table includes the notional amounts of our debt hedged and the impact of the anticipated average pay and receive rates of our hedges through their maturity dates. Expected maturity dates approximate contract terms. Weighted-average variable rates are based on implied forward rates in the yield curve at January 3, 2004, as adjusted by the limitations of the hedge agreement. Implied forward rates should not be considered a predictor of actual future interest rates.

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Total	Fair Market Liability
(dollars in thousands)							
Long-term debt:							
Variable rate	$ 22,220	$ 49,210	$48,413	$325,157	$—	$445,000	$445,000
Weighted-average interest rate	4.1%	5.3%	6.4%	7.1%	0.0%	5.4%	—
Interest rate swap:							
Variable to fixed	$125,000	$125,000	$75,000	$ —	$—	$125,000	$ 96
Average pay rate	0.8%	—	—	—	—	0.8%	—
Average receive rate	—	0.2%	1.0%	—	—	0.4%	—
Interest rate collar:							
Variable to fixed	$150,000	$ —	$ —	$ —	$—	$150,000	$ 433
Average pay rate	0.3%	—	—	—	—	0.3%	—
Average receive rate	—	—	—	—	—	—	—

Forward-Looking Statements

Certain statements in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "forecasts," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are included in this statement for purposes of complying with these safe harbor provisions.

These forward-looking statements reflect current views about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this report are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements made in this report. These risks, uncertainties and contingencies include, but are not limited to, the following:

- our ability to expand our business;
- the implementation of our business strategies and goals;
- integration of our previous and future acquisitions;
- a decrease in demand for our products;
- competitive pricing and other competitive pressures;
- our relationships with our vendors;
- our involvement as a defendant in litigation or incurrence of judgements, fines or legal costs;
- deterioration in general economic conditions;
- our ability to meet debt obligations and adhere to the restrictions and covenants imposed under our senior credit facility;
- our critical accounting policies; and
- other statements that are not of historical fact made throughout this report, including in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" found in our Form 10-K filed on March 12, 2004 with the Securities and Exchange Commission.

We assume no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the Securities and Exchange Commission, and you should not place undue reliance on those statements.

CONSOLIDATED BALANCE SHEETS

January 3, 2004 and December 28, 2002

(in thousands, except per share data)	January 3, 2004	December 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 11,487	$ 13,885
Receivables, net	84,799	102,574
Inventories, net	1,113,781	1,048,803
Other current assets	16,387	20,210
Total current assets	1,226,454	1,185,472
Property and equipment, net of accumulated depreciation of $395,027 and $313,841	712,702	728,432
Assets held for sale	20,191	28,346
Other assets, net	23,724	22,975
	$1,983,071	$1,965,225
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank overdrafts	$ 31,085	$ 869
Current portion of long-term debt	22,220	10,690
Accounts payable	568,275	470,740
Accrued expenses	173,818	208,176
Other current liabilities	58,547	32,101
Total current liabilities	853,945	722,576
Long-term debt	422,780	724,832
Other long-term liabilities	75,102	49,461
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock, voting, $0.0001 par value, 100,000 shares authorized; 73,884 and 71,470 issued and outstanding	7	7
Additional paid-in capital	647,106	610,192
Stockholder subscription receivables	—	(976)
Accumulated other comprehensive loss	(529)	(592)
Accumulated deficit	(15,340)	(140,275)
Total stockholders' equity	631,244	468,356
	$1,983,071	$1,965,225

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

	Fiscal Years Ended		
	2003	2002	2001
(in thousands, except per share data)	*(53 weeks)*	*(52 weeks)*	*(52 weeks)*
Net sales	$3,493,696	$3,204,140	$2,419,746
Cost of sales, including purchasing and warehousing costs	1,889,178	1,769,733	1,357,594
Expenses associated with supply chain initiatives	—	—	9,099
Gross profit	1,604,518	1,434,407	1,053,053
Selling, general and administrative expenses	1,305,867	1,202,524	938,300
Expenses associated with supply chain initiatives	—	—	1,394
Impairment of assets held for sale	—	—	12,300
Expenses associated with merger and integration	10,417	34,935	1,135
Expenses associated with merger related restructuring	—	597	3,719
Non-cash stock option compensation expense	—	—	11,735
Operating income	288,234	196,351	84,470
Other, net:			
Interest expense	(37,576)	(77,081)	(61,042)
Loss on extinguishment of debt	(47,288)	(16,822)	(6,106)
Expenses associated with secondary offering	—	(1,733)	—
Other income, net	341	963	1,033
Total other, net	(84,523)	(94,673)	(66,115)
Income from continuing operations before provision for income taxes, (loss) income on discontinued operations and cumulative effect of a change in accounting principle	203,711	101,678	18,355
Provision for income taxes	78,424	39,530	7,284
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle	125,287	62,148	11,071
Discontinued operations:			
(Loss) income from operations of discontinued Wholesale Dealer Network (including loss on disposal of $2,693 in 2003)	(572)	4,691	4,040
(Benefit) provision for income taxes	(220)	1,820	1,604
(Loss) income on discontinued operations	(352)	2,871	2,436
Cumulative effect of a change in accounting principle, net of a $1,360 income tax benefit	—	—	(2,065)
Net income	$ 124,935	$ 65,019	$ 11,442
Net income (loss) per basic share from:			
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle	$ 1.72	$ 0.89	$ 0.19
(Loss) income on discontinued operations	(0.01)	0.04	0.04
Cumulative effect of a change in accounting principle	—	—	(0.03)
	$ 1.71	$ 0.93	$ 0.20
Net income (loss) per diluted share from:			
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle	$ 1.68	$ 0.86	$ 0.19
(Loss) income on discontinued operations	(0.01)	0.04	0.04
Cumulative effect of a change in accounting principle	—	—	(0.03)
	$ 1.67	$ 0.90	$ 0.20
Average common shares outstanding	72,999	70,098	57,274
Dilutive effect of stock options	1,744	2,278	1,042
Average common shares outstanding—assuming dilution	74,743	72,376	58,316

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

	Preferred Stock		Common Stock		Additional Paid-In Capital	Stockholder Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
(in thousands)	Shares	Amount	Shares	Amount					
Balance, December 30, 2000	—	$—	56,578	$ 6	$375,206	$(2,364)	$ —	$(216,577)	$156,271
Net income	—	—	—	—	—	—	—	11,442	11,442
Discount acquisition	—	—	8,620	1	107,129	—	—	—	107,130
Non-cash stock option compensation expense	—	—	—	—	11,735	—	—	—	11,735
Stock issued under employee stock subscription plan	—	—	60	—	746	(411)	—	(159)	176
Repayment of management loans	—	—	—	—	—	99	—	—	99
Issuance of shares upon the exercise of stock options	—	—	126	—	1,719	—	—	—	1,719
Balance, December 29, 2001	—	$—	65,384	$ 7	$496,535	$(2,676)	$ —	$(205,294)	$288,572
Net income	—	—	—	—	—	—	—	65,019	65,019
Unrealized loss on hedge arrangement	—	—	—	—	—	—	(592)	—	(592)
Comprehensive income									64,427
Issuance of common stock, net of $1,369 in related expenses	—	—	4,500	—	88,653	—	—	—	88,653
Issuance of shares upon the exercise of stock options	—	—	1,558	—	17,369	—	—	—	17,369
Tax benefit related to exercise of stock options	—	—	—	—	6,968	—	—	—	6,968
Stock issued under employee stock purchase plan	—	—	28	—	667	—	—	—	667
Repayment of management loans	—	—	—	—	—	1,700	—	—	1,700
Balance, December 28, 2002	—	$—	71,470	$ 7	$610,192	$ (976)	$(592)	$(140,275)	$468,356
Net income	—	—	—	—	—	—	—	124,935	124,935
Unrealized gain on hedge arrangement	—	—	—	—	—	—	63	—	63
Comprehensive income									124,998
Issuance of shares upon the exercise of stock options	—	—	2,267	—	25,407	—	—	—	25,407
Tax benefit related to exercise of stock options	—	—	—	—	7,964	—	—	—	7,964
Stock issued under employee stock purchase plan	—	—	147	—	3,543	—	—	—	3,543
Repayment of management loans	—	—	—	—	—	976	—	—	976
Balance, January 3, 2004	—	$—	73,884	$ 7	$647,106	$ —	$(529)	$ (15,340)	$631,244

The accompanying notes to consolidated financial statements are an integral part of these statements.

	Fiscal Years Ended		
	2003	2002	2001
(in thousands)	*(53 weeks)*	*(52 weeks)*	*(52 weeks)*
Cash flows from operating activities:			
Net income	$ 124,935	$ 65,019	$ 11,442
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	100,737	94,090	71,231
Stock option compensation expense	—	—	11,735
Amortization of deferred debt issuance costs	1,470	3,536	3,121
Amortization of bond discount	3,640	13,076	11,468
Compensation for stock issued under the employee stock purchase plan	3,543	667	—
Loss (gain) on disposal of property and equipment, net	793	(1,838)	2,027
Impairment of assets held for sale	—	—	12,300
Provision (benefit) for deferred income taxes	53,742	51,426	(5,447)
Tax benefit related to exercise of stock options	7,964	6,968	—
Loss on extinguishment of debt	47,288	16,822	6,106
Cumulative effect of a change in accounting principle, net of tax	—	—	2,065
Net decrease (increase) in:			
Receivables, net	17,775	(6,610)	3,073
Inventories, net	(64,893)	(69,481)	13,101
Other assets	(7,216)	(9,824)	172
Net increase (decrease) in:			
Accounts payable	97,535	41,699	(17,663)
Accrued expenses	(27,985)	34,110	(5,106)
Other liabilities	(3,407)	3,336	(16,089)
Net cash provided by operating activities	355,921	242,996	103,536
Cash flows from investing activities:			
Purchases of property and equipment	(101,177)	(98,186)	(63,695)
Acquisitions, net of cash acquired	—	(13,176)	(389,953)
Proceeds from sales of property and equipment	15,703	33,357	2,640
Net cash used in investing activities	(85,474)	(78,005)	(451,008)

(continued)

(in thousands)	Fiscal Years Ended 2003 (53 weeks)	2002 (52 weeks)	2001 (52 weeks)
Cash flows from financing activities:			
Increase (decrease) in bank overdrafts	$ 30,216	$ (33,879)	$ 5,679
Repayments (borrowings) under notes payable	—	—	(784)
Early extinguishment of debt	(647,462)	(464,991)	(270,299)
Borrowings under credit facilities	452,600	308,100	697,500
Payments on credit facilities	(99,300)	(66,400)	(254,701)
Repayment of industrial development revenue bonds	—	(10,000)	—
Proceeds from issuance of subordinated notes	—	—	185,604
Payment of debt related costs	(38,330)	(10,955)	(17,984)
Repayment of management loans	976	1,700	(550)
Proceeds from issuance of common stock, net of related expenses	—	88,658	—
Proceeds from exercise of stock options	25,407	17,369	2,381
Increase in borrowings secured by trade receivables	3,048	1,175	734
Net cash (used in) provided by financing activities	(272,845)	(169,223)	347,580
Net (decrease) increase in cash and cash equivalents	(2,398)	(4,232)	108
Cash and cash equivalents, beginning of period	13,885	18,117	18,009
Cash and cash equivalents, end of period	$ 11,487	$ 13,885	$ 18,117
Supplemental cash flow information:			
Interest paid	$ 33,904	$ 60,081	$ 41,480
Income tax (payments) refunds, net	(10,126)	2,910	(15,452)
Non-cash transactions:			
Accrued purchases of property and equipment	9,324	15,818	10,725
Unrealized gain (loss) on hedge arrangements	63	(592)	—
Note receivable upon disposal of property and equipment	—	925	—
Issuance of common stock and stock options—Discount acquisition	—	—	107,129
Accrued debt issuance costs	—	—	2,156
Equity transactions under the stockholder subscription and employee stock option plans	—	—	411

The accompanying notes to consolidated financial statements are an integral part of these statements.

(in thousands, except per share data)

1—Organization and Description of Business

Advance Auto Parts, Inc. ("Advance") conducts all of its operations through its wholly owned subsidiary, Advance Stores Company, Incorporated and its subsidiaries ("Stores"). Advance and Stores (collectively, the "Company") operate 2,539 stores within the United States, Puerto Rico and the Virgin Islands. The Company operates 2,503 stores throughout 39 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operate primarily under the "Advance Auto Parts" trade name except for the State of Florida which operate under "Advance Discount Auto Parts" or "Discount Auto Parts" trade names. These stores offer automotive replacement parts, accessories and maintenance items, with no significant concentration in any specific area. In addition, the Company operates 36 stores under the "Western Auto" trade name, located primarily in Puerto Rico and the Virgin Islands, which offer certain home and garden merchandise in addition to automotive parts, accessories and service.

2—Summary of Significant Accounting Policies

Accounting Period

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every six years. Accordingly, fiscal 2003 includes 53 weeks of operations. All other fiscal years presented include 52 weeks of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Bank Overdrafts

Cash and cash equivalents consist of cash in banks and money market funds. Bank overdrafts include net outstanding checks not yet presented to a bank for settlement.

Vendor Incentives and Change in Accounting Method

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other functional discounts. Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Certain vendors require the Company to use cooperative advertising allowances exclusively for advertising. The Company defines these allowances as restricted cooperative advertising allowances and recognizes them as a reduction to selling, general and administrative expenses as incremental advertising expenditures are incurred. The remaining cooperative advertising allowances not restricted by the Company's vendors, or unrestricted, rebates and other functional incentives are earned based on purchases and/or the sale of product. The Company accounts for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Accordingly, the Company records unrestricted cooperative advertising and volume rebates earned as a reduction of inventory and recognizes the incentives as a reduction to cost of sales as the inventory is sold.

The Company recognizes the functional incentives earned related to long-term agreements as a reduction of cost of sales over the life of the agreement based on the timing of purchases. These incentives are not recorded as reductions to inventory. The functional amounts earned under long-term arrangements are based on estimates of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. These incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. The Company's margins could be impacted positively or negatively if actual purchases or results from any one year differ from its estimates, however the impact over the life of the contract would be the same. Short-term incentives (terms less than one year) are recognized as a reduction to cost of sales over the course of the annual agreement and are not recorded as reductions to inventory.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue is $19,524 and $20,592 at January 3, 2004 and December 28, 2002. Earned amounts that are receivable from vendors are included in receivables, net on the accompanying consolidated balance sheets except for that portion expected to be received after one-year, which is included in other assets, net on the accompanying consolidated balance sheets.

Effective December 31, 2000, the Company changed its method of accounting for unrestricted cooperative advertising funds received from certain vendors to recognize these payments as a reduction to the cost of inventory acquired from these vendors. Previously, these funds were accounted for as a reduction to selling, general and administrative expenses as advertising expense was incurred. The new method was adopted to better align the reporting of these payments with the Company's and the vendors' use of these payments as reductions to the price of inventory acquired from the vendors. The effect of the change in fiscal 2001 was to increase income from continuing operations by $358, or $0.01 per diluted share. The cumulative effect of retroactive application of the change on the year ended December 29, 2001, was to reduce income by approximately $2,065, net of $1,360 income tax, or $0.03 per share.

Pre-Opening Expenses

Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountant's Statement of Position, or SOP, 93-7, "Reporting on Advertising Costs." Advertising expense incurred was approximately $75,870, $69,637 and $56,698 in fiscal 2003, 2002 and 2001, respectively.

Merger and Integration Costs

As a result of the Discount Auto Parts ("Discount") acquisition in 2001, the Company incurred costs related to, among other things, overlapping administrative functions and store conversions, all of which have been expensed as incurred. These costs are presented as expenses associated with the merger and integration in the accompanying statements of operations.

Warranty Costs

The Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise and services sold under warranty, which are not covered by vendors' warranties, are estimated based on the Company's historical experience and are recorded in the period the product is sold. The following table presents changes in our defective and warranty reserves.

	January 3, 2004	December 28, 2002	December 29, 2001
Defective and warranty reserve, beginning of period	**$ 15,620**	$ 21,587	$ 18,962
Reserves established[(1)]	**13,755**	11,632	15,713
Reserves utilized	**(13,797)**	(16,015)	(14,672)
Other adjustments[(2)]	**—**	(1,584)	1,584
Defective and warranty reserve, end of period	**$ 15,578**	$ 15,620	$ 21,587

(1) Includes $1,656 of reserves established for the transition of the discontinued operations of the wholesale distribution network.

(2) Represents subsequent adjustments to the Company's original purchase price allocation from the acquisition of Discount. These adjustments were the result of obtaining additional information related to the estimated costs of outstanding warranties and have been allocated proportionately to our non-current assets, primarily property and equipment. These adjustments had no direct impact on the statement of operations, but reduced the depreciable base of the associated non-current assets.

Revenue Recognition and Trade Receivables

The Company recognizes merchandise revenue at the point of sale to customers in the retail segment and point of shipment to a wholesale segment customer. Service revenue is recognized upon performance of the service. The majority of sales are made for cash; however, the Company extends credit to certain commercial customers through a third-party provider of private label credit cards. The Company establishes reserves for returns and allowances at the time of sale based on current sales levels and historical return rates. Receivables under the private label credit card program are transferred to the third-party provider on a limited recourse basis. The Company provides an allowance for doubtful accounts on receivables sold with recourse based upon factors related to credit risk of specific customers, historical trends and other information. This arrangement is accounted for as a secured borrowing. Receivables and the related secured borrowings under the private label credit card were $20,623 and $17,575 at January 3, 2004 and December 28, 2002, respectively, and are included in accounts receivable and other current liabilities, respectively, in the accompanying consolidated balance sheets.

Earnings Per Share of Common Stock

Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share of common stock reflects the increase in the weighted-average number of common shares outstanding assuming the exercise of outstanding stock options, calculated on the treasury stock method. There were 59, 116 and 509 antidilutive options for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively.

Stock Split

On October 29, 2003, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock, effected as a 100% stock dividend. The dividend was distributed on January 2, 2004 to holders of record as of December 11, 2003 and began trading on a post-split basis on January 5, 2004. All share and per share amounts in the accompanying consolidated financial statements have been restated to reflect the effects of the stock split.

Employee Stock Options

As permitted under Statement of Financial Accounting Standard, or SFAS, No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock options using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the measurement date over the exercise

(in thousands, except per share data)

price. Accordingly, the Company has not recognized compensation expense on the issuance of its Fixed Options because the exercise price equaled the fair market value of the underlying stock on the grant date. The Company recorded compensation expense related to its Performance Options and Variable Options of $11,735 in non-cash stock option compensation expense in the accompanying consolidated statements of operations for the fiscal year ended December 29, 2001. No compensation expense was required for the fiscal years ended January 3, 2004 and December 28, 2002.

As required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123," the following table reflects the impact on net income and earnings per share as if the Company had adopted the fair value based method of recognizing compensation costs as prescribed by SFAS No. 123.

	2003	2002	2001
Net income, as reported	$124,935	$65,019	$11,442
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	7,076
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,636)	(1,894)	(9,771)
Pro forma net income	$120,299	$63,125	$ 8,747
Net income per share:			
Basic, as reported	$ 1.71	$ 0.93	$ 0.20
Basic, pro forma	1.65	0.90	0.15
Diluted, as reported	1.67	0.90	0.20
Diluted, pro forma	1.61	0.87	0.15

For the above information, the fair value of each option granted in the fiscal 2003 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) weighted-average risk-free interest rate of 3.12%; (ii) weighted-average expected life of options of four years; (iii) expected dividend yield of zero and (iv) weighted-average volatility of 41%.

For the above information, the fair value of each option granted in the fiscal 2002 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) weighted-average risk-free interest rate ranging from 4.45% to 3.12%; (ii) weighted-average expected life of options of four years; (iii) expected dividend yield of zero and (iv) weighted-average volatility of 17%.

For the above information, the fair value of each option granted in fiscal 2001 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) weighted-average risk-free interest rate of 2.89%; (ii) weighted-average expected life of options of three years; (iii) expected dividend yield of zero and (iv) volatility of 60%.

Hedge Activities

In March 2003, the Company entered into two interest rate swap agreements to limit its cash flow risk on an aggregate of $125,000 of its variable rate debt. The first swap allows the Company to fix its LIBOR rate at 2.269% on $75,000 of debt for a term of 36 months. The second swap allows the Company to fix its LIBOR rate at 1.79% on an additional $50,000 of debt for a term of 24 months.

In September 2002, the Company entered into a hedge agreement in the form of a zero-cost collar, which protects the Company from interest rate fluctuations in the LIBOR rate on $150,000 of its variable rate debt under its senior credit facility. The collar consists of an interest rate ceiling at 4.5% and an interest rate floor of 1.56% for a term of 24 months. Under this hedge, the Company will continue to pay interest at prevailing rates plus any spread, as defined by the Company's credit facility, but will be reimbursed for any amounts paid on the LIBOR rate in excess of the ceiling. Conversely, the Company will be required to pay the financial institution that originated the collar if the LIBOR rate is less than the floor.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the fair value of the hedge arrangement is recorded as an asset or liability in the accompanying consolidated balance sheet at January 3, 2004. The Company has adopted the "matched terms" accounting method as provided by Derivative Implementation Group, or DIG, Issue No. G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge" for the zero-cost collar, and DIG Issue No. 9, "Assuming No Ineffectiveness When Critical Terms of the Hedging Instrument and the Hedge Transaction Match in a Cash Flow Hedge" for the interest rate swaps. Accordingly, the Company has matched the critical terms of each hedge instrument to the hedged debt and used the anticipated terminal value of zero to assume the hedges have no ineffectiveness. In addition, the Company will record all adjustments to the fair value of the hedge instruments in accumulated other comprehensive income (loss) through the maturity date of the applicable hedge arrangement. The fair value at January 3, 2004 was an unrecognized loss of $433 and $96 on the interest rate collar and swaps, respectively. At December 28, 2002, the fair value of the interest rate collar was an unrecognized loss of $592. Any amounts received or paid under these hedges will be recorded in the statement of operations as earned or incurred. Comprehensive income for the fiscal years ended January 3, 2004 and December 28, 2002 is as follows:

	January 3, 2004	December 28, 2002
Net income	$124,935	$65,019
Unrealized gain (loss) on hedge arrangements	63	(592)
Comprehensive income	$124,998	$64,427

Based on the estimated current and future fair values of the hedge arrangements at January 3, 2004, the Company estimates amounts currently included in accumulated other comprehensive income that will be reclassified to earnings in the next 12 months will consist of a loss of $433 under the interest rate collar and a loss of $821 associated with the interest rate swaps.

Segment Reporting

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which defines how operating segments are determined and requires disclosures about products, services, major customers and geographic areas. Subsequent to the Company's discontinuance of the Wholesale Distribution Network (Note 3), the Company believes that it began operating in one business segment.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted SFAS No. 145 during the first quarter of fiscal 2003. For the fiscal years ended 2003, 2002 and 2001, the Company recorded losses on the extinguishment of debt of $47,288, $16,822 and $6,106, respectively and has appropriately reclassified such amounts.

In September 2002 (as subsequently updated in November 2003), the FASB released EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This EITF addresses how a reseller should account for consideration received from a vendor since EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)," only addresses the accounting treatment from the vendor's perspective. The consensus is that cash received from a vendor is presumed to be a reduction of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when recognized in the customer's income statement, unless a reimbursement of costs is incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer's income statement. Additionally, any rebate or refund should also be recognized as a reduction of the cost of sales based on a systematic and rational allocation. The release is effective for fiscal periods beginning after December 15, 2002. The Company's current accounting policy for vendor incentives meets the requirements of this EITF and therefore the adoption of this release during the first quarter of fiscal 2003 had no impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 sets forth expanded disclosure requirements in the financial statements about a guarantor's obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN No. 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No. 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. The Company has no guarantees of third-party indebtedness and therefore the adoption of FIN No. 45 during the first quarter of fiscal 2003 had no impact on the Company's financial position or results of operations. The Company has accurately complied with the disclosure aspect of FIN No. 45 as it relates to warranties.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Interpretation No. 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Interpretation No. 46 is effective immediately for variable

(in thousands, except per share data)

interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have interests in variable interest entities; therefore, the adoption of Interpretation No. 46 had no impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123." This statement amends SFAS 123, "Accounting for Stock-Based Compensation" to allow for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock issued to employees, who the Company refers to as team members. This statement also amends FASB No. 123 to require disclosure of the accounting method used for valuation in both annual and interim financial statements. This statement permits an entity to recognize compensation expense under the prospective method, modified prospective method or the retroactive restatement method. If an entity elects to adopt this statement, fiscal years beginning after December 15, 2003 must include this change in accounting for employee stock-based compensation. The Company has adopted the enhanced disclosure requirements of SFAS No. 148 and accordingly included the related disclosures in these footnotes. The Company has concluded that it will continue to account for employee stock-based compensation in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

In July 2003 (as subsequently updated in November 2003), the FASB released EITF Issue No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Customers by Manufacturers." This EITF addresses whether a reseller should account for consideration received from a vendor that is a reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers in accordance with the guidance in EITF Issue No. 02-16. For purposes of this Issue, the "vendor's sales incentive offered directly to consumers" is limited to a vendor's incentive (i) that can be tendered by a consumer at resellers that accept manufacturer's incentives in partial (or full) of the price charged by the reseller for the vendor's product, (ii) for which the reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive, (iii) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather may only be determined by the terms of the incentive offered to consumers and (iv) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The consensus is that sales incentives that meet all of such criteria are not subject to the guidance in Issue No. 02-16. The release is effective for fiscal periods beginning after November 25, 2003. The Company is currently evaluating the effect of this release and does not expect that the adoption will have a material impact on its financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132R amends the disclosure requirements of SFAS No. 132 to require additional disclosures about assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. This statement is effective for fiscal periods ending after December 15, 2003 and for interim periods beginning after December 15, 2003. The Company adopted this statement during the fourth quarter of fiscal 2003 and accordingly included the related disclosures in the other benefits footnote.

Reclassifications

Certain items in the fiscal 2002 financial statements have been reclassified to conform with the fiscal 2003 presentation.

3—Discontinued Operations

On December 19, 2003, the Company discontinued the supply of merchandise to its Wholesale Distribution Network, or Wholesale. Wholesale consisted of independently owned and operated dealer locations, for which the Company supplied merchandise inventory. This component of the Company's business operated in the Company's previously reported wholesale segment. The Company has accounted for the discontinuance of the wholesale segment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company has classified these operating results as discontinued operations in the accompanying consolidated statements of operations for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001. For the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001, the Wholesale Distribution Network had revenues of $52,486, $83,743 and $97,893, respectively. At January 3, 2004, the Wholesale Distribution Network assets were not significant to the accompanying consolidated balance sheet.

The discontinued wholesale segment, excluding certain allocated and team member benefit expenses, represented the entire results of operations previously reported in that segment. These excluded expenses represented $2,361, $3,272 and $5,490 of allocated and team member benefit expenses for fiscal 2003, 2002 and 2001, respectively, that remain a component of income from continuing operations and have therefore been excluded from discontinued operations. The Company has allocated corporate interest expenses incurred under the Company's senior credit facility and subordinated notes. The allocated interest complies with the provisions of EITF 87-24, "Allocation of Interest to Discontinued Operations," and are reported in discontinued operations on the accompanying statements of operations. These amounts were $484, $1,126 and $1,665 for fiscal 2003, 2002 and 2001, respectively. The loss on the discontinued operations of Wholesale for fiscal 2003 included $2,693 of exit costs as follows:

Severance costs	$1,183
Warranty allowances	1,656
Other	(146)
Total exit costs	$2,693

4—Acquisitions

Discount Acquisition

On November 28, 2001, the Company acquired 100% of the outstanding common stock of Discount Auto Parts, Inc. ("Discount"). Discount's shareholders received $7.50 per share in cash plus 0.2577 shares of Advance common stock for each share of Discount common stock. The Company issued 4,310 shares of Advance common stock to the former Discount shareholders, which represented 13.2% of the Company's total shares outstanding immediately following the acquisition.

Discount was the fifth largest specialty retailer of automotive parts, accessories and maintenance items in the United States with 671 stores in six states, including the leading market position in Florida, with 437 stores. The Discount acquisition further solidified the Company's leading market position throughout the Southeast.

In accordance with SFAS No. 141, the acquisition was accounted for under the purchase method of accounting and was effective for accounting purposes on December 2, 2001. Accordingly, the results of operations of Discount for the period from December 2, 2001 are included in the accompanying consolidated financial statements. The purchase price of $481,688 was allocated to the assets acquired and liabilities assumed based upon estimates of fair values. Negative goodwill of $58,763, resulting from excess fair value over the purchase price, was allocated proportionately as a reduction to certain non-current assets, primarily property and equipment.

For the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001, the Company incurred $10,417, $35,532 and $4,854, respectively, of merger and integration and merger related restructuring expenses. These expenses represent merger and integration costs associated with integrating the Discount operations.

Trak Acquisition

On July 23, 2002, the Company announced that it had received bankruptcy court approval to acquire certain assets of Trak Auto Corporation, or Trak, including the leases on 55 stores in Virginia, Washington, D.C. and Maryland. On September 20, 2002, the Company agreed to acquire two additional Trak stores. The acquisition has been accounted for under the purchase method of accounting and, accordingly, each store's results of operations has been included in the Company's financial records from the date each store was transferred to the Company. Negative goodwill of $1,687, resulting from excess fair value over the purchase price, was allocated proportionately as a reduction to certain non-current assets. As of December 28, 2002, the Company had taken ownership and converted all 57 stores, assumed the respective lease obligations and had paid $12,465 for inventory and fixtures.

Carport Acquisition

On April 23, 2001, the Company completed its acquisition of Carport Auto Parts, Inc., or Carport. The acquisition included a net 30 retail stores located in Alabama and Mississippi, and substantially all of the assets used in Carport's operations. The acquisition has been accounted for under the purchase method of accounting and, accordingly, Carport's results of operations have been included in the Company's consolidated statement of operations since the acquisition date.

The purchase price of $21,533 has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. This allocation resulted in the recognition of $3,695 in goodwill, of which $444 was amortized during fiscal 2001.

5—Closed Store and Restructuring Liabilities

The Company continually reviews the operating performance of its existing store locations and closes certain locations identified as under performing. Closing an under performing location does not result in the elimination of the operations and associated cash flows from the Company's ongoing operations as the Company transfers those operations to another location in the local market. Accordingly, the Company maintains closed store liabilities that include liabilities for these exit activities and liabilities assumed through past acquisitions that are similar in nature but recorded by the acquired companies prior to acquisition. The Company also maintains restructuring liabilities

(in thousands, except per share data)

recorded through purchase accounting that reflect costs of the plan to integrate the acquired operations into the Company's business. These integration plans relate to the operations acquired in the fiscal 1998 merger with Western Auto Supply Company, or Western, and the fiscal 2001 acquisition of Discount. The following table presents a summary of the activity for both of these liabilities:

	Severance	Relocation	Other Exit Costs	Total
Closed Store Liabilities, December 30, 2000	$ —	$ —	$ 6,788	$ 6,788
New provisions	475	—	8,285	8,760
Change in estimates	—	—	11	11
Reserves utilized	(475)	—	(5,441)	(5,916)
Closed Store Liabilities, December 29, 2001	—	—	9,643	9,643
New provisions	—	—	3,808	3,808
Change in estimates	—	—	725	725
Reserves utilized	—	—	(5,284)	(5,284)
Closed Store Liabilities, December 28, 2002	—	—	8,892	8,892
New provisions	—	—	1,190	1,190
Change in estimates	—	—	1,522	1,522
Reserves utilized	—	—	(5,197)	(5,197)
Closed Store Liabilities, January 3, 2004	$ —	$ —	$ 6,407	$ 6,407
Restructuring Liabilities, December 30, 2000	$ —	$ —	$ 3,797	$ 3,797
Purchase accounting adjustments	9,292	611	3,606	13,509
Reserves utilized	(837)	—	(2,500)	(3,337)
Restructuring Liabilities, December 29, 2001	8,455	611	4,903	13,969
Purchase accounting adjustments	(3,129)	(219)	(1,039)	(4,387)
Reserves utilized	(3,674)	(367)	(1,238)	(5,279)
Restructuring Liabilities, December 28, 2002	1,652	25	2,626	4,303
Change in estimates	—	—	(1,178)	(1,178)
Reserves utilized	(1,598)	(25)	(452)	(2,075)
Restructuring Liabilities, January 3, 2004	$ 54	$ —	$ 996	$ 1,050
Total Closed Store and Restructuring Liabilities at January 3, 2004	$ 54	$ —	$ 7,403	$ 7,457

New provisions established for closed store liabilities include the present value of the remaining lease obligations and management's estimate of future costs of insurance, property tax and common area maintenance reduced by the present value of estimated revenues from subleases and are established by a charge to selling, general and administrative costs in the accompanying consolidated statements of operations at the time the facilities actually close. The Company currently uses discount rates ranging from 4.5% to 7.8% for estimating these liabilities.

From time to time these estimates require revisions that affect the amount of the recorded liability. The above change in estimates relate primarily to changes in assumptions associated with the revenue from subleases. The effect of changes in estimates for the closed store liabilities is netted with new provisions and included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Changes in estimates associated with restructuring liabilities resulted in adjustments to the carrying value of property and equipment, net on the accompanying consolidated balance sheets and did not affect the Company's consolidated statement of operations. The closed store and restructuring liabilities are recorded in accrued expenses (current portion) and other long-term liabilities (long-term portion) in the accompanying consolidated balance sheets.

6—Receivables

Receivables consist of the following:

	January 3, 2004	December 28, 2002
Trade:		
Wholesale (Note 3)	$ 435	$ 7,042
Retail	24,594	18,836
Vendor	56,727	67,057
Installment	10,418	15,409
Other	1,755	3,195
Total receivables	93,929	111,539
Less: Allowance for doubtful accounts	(9,130)	(8,965)
Receivables, net	$84,799	$102,574

7—Inventories, Net

Inventories are stated at the lower of cost or market. Cost was determined using the last-in, first-out ("LIFO") method for approximately 93% and 91% of inventories at January 3, 2004 and December 28, 2002, respectively, and the first-in, first-out ("FIFO") method for remaining inventories. The remaining inventories consist of product cores, which consist of the non-consumable portion of certain parts and batteries. Core values are included as part of our merchandise costs and are either passed on to the customer or returned to the vendor. Additionally, these products are not subject to the frequent cost changes like our other merchandise inventory, therefore resulting in no material difference from applying either the LIFO or FIFO valuation methods.

The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at January 3, 2004 and December 28, 2002, were $75,349 and $69,160, respectively. Inventories consist of the following:

	January 3, 2004	December 28, 2002
Inventories at FIFO, net	$1,051,678	$ 988,856
Adjustments to state inventories at LIFO	62,103	59,947
Inventories at LIFO, net	$1,113,781	$1,048,803

Replacement cost approximated FIFO cost at January 3, 2004 and December 28, 2002.

Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program in all distribution centers, Parts Delivered Quickly ("PDQs"), Local Area Warehouses, or LAWs, and retail stores to ensure the accuracy of the perpetual inventory quantities of both merchandise and core inventory. The Company establishes reserves for estimated shrink based on historical accuracy and effectiveness of the cycle counting program. The Company also establishes reserves for potentially excess and obsolete inventories based on current inventory levels of discontinued product and the historical analysis of the liquidation of discontinued inventory below cost. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company provides reserves when less than full credit is expected from a vendor or when liquidating product will result in retail prices below recorded costs. The Company's reserves against inventory for these matters were $16,011 and $16,289 at January 3, 2004 and December 28, 2002, respectively.

8—Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Amortization of building and leasehold improvements is provided over the shorter of the original useful lives of the respective assets or the term of the lease using the straight-line method. Depreciation and amortization expense was $100,737, $94,090 and $70,745 for the fiscal years ended 2003, 2002 and 2001, respectively.

Property and equipment consists of the following:

	Original Useful Lives	January 3, 2004	December 28, 2002
Land and land improvements	0–10 years	$ 177,088	$ 178,513
Buildings	40 years	214,919	209,457
Building and leasehold improvements	10–40 years	110,974	101,019
Furniture, fixtures and equipment	3–12 years	553,759	505,044
Vehicles	2–10 years	36,338	32,516
Other		14,651	15,724
		1,107,729	1,042,273
Less: Accumulated depreciation and amortization		(395,027)	(313,841)
Property and equipment, net		$ 712,702	$ 728,432

The Company capitalized approximately $5,423, $2,888 and $19,699 incurred for the development of internal use computer software during fiscal 2003, fiscal 2002 and fiscal 2001, respectively. These costs are included in the furniture, fixtures and equipment category above and are depreciated on the straight-line method over three to seven years.

9—Assets Held for Sale

The Company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the carrying amount or the fair market value less selling costs. At January 3, 2004 and December 28, 2002, the Company's assets held for sale were $20,191 and $28,346, respectively, primarily consisting of closed stores as a result of the Discount integration and a closed distribution center.

(in thousands, except per share data)

During fiscal 2001, the Company recorded an impairment charge of $12,300, to reduce the carrying value of certain non-operating facilities to their estimated fair market value. A charge of $4,700 represents the write-down of a closed distribution center acquired as part of the Western merger. A charge of $4,600 represents the reduction in carrying value of the former Western Auto corporate office also acquired in the Western merger. Both of these facilities were disposed of in fiscal 2002.

The remaining $3,000 represents a reduction to the carrying value of a closed distribution center in Jeffersonville, Ohio that was identified for closure in fiscal 2002 as part of the Company's supply chain initiatives. The carrying value for this property included in assets held for sale was $5,700 and $5,800 at January 3, 2004 and December 28, 2002, respectively. The reduction in this book value represents the Company's best estimate of fair market value based on recent marketing efforts to attract buyers for this property.

10—Other Assets

As of January 3, 2004 and December 28, 2002, other assets include deferred debt issuance costs of $3,987 and $14,244, respectively (net of accumulated amortization of $1,793 and $5,837, respectively), relating primarily to the financing in connection with the Discount acquisition and the fiscal 1998 recapitalization. Such costs are being amortized over the term of the related debt (5 years). In April 2003, the Company redeemed all of its currently outstanding senior subordinated notes and senior discount debentures. Accordingly, the Company wrote off $9,822 in deferred debt issuance cost included in other assets.

11—Accrued Expenses

Accrued expenses consist of the following:

	January 3, 2004	December 28, 2002
Payroll and related benefits	$ 67,788	$ 75,767
Warranty	15,578	15,620
Other	90,452	116,789
Total accrued expenses	$173,818	$208,176

12—Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	January 3, 2004	December 28, 2002
Employee benefits	$ 19,162	$ 21,321
Restructuring and closed store liabilities	4,684	7,203
Deferred income taxes	39,525	10,140
Other	11,731	10,797
Total other long-term liabilities	$ 75,102	$ 49,461

13—Long-Term Debt

Long-term debt consists of the following:

	January 3, 2004	December 28, 2002
Senior Debt:		
Tranche A, Senior Secured Term Loan at variable interest rates (3.69% at December 28, 2002), repaid on December 5, 2003	$ —	$ 82,989
Tranche C, Senior Secured Term Loan at variable interest rates (3.69% at December 29, 2002), repaid on December 5, 2003	—	248,099
Tranche D, Senior Secured Term Loan at variable interest rates (3.13% at January 3, 2004), due November 2006	100,000	—
Tranche E, Senior Secured Term Loan at variable interest rates (3.18% at January 3, 2004), due November 2007	340,000	—
Revolving facility at variable interest rates (3.38% at January 3, 2004), due November 2006	5,000	1,700
Subordinated Debt:		
Senior subordinated notes payable, interest due semi-annually at 10.25%, due April 2008 (called March 2003)	—	151,450
Senior subordinated notes payable, interest due semi-annually at 10.25%, due April 2008, face amount of $174,365 less unamortized discount of $10,912 at December 28, 2002 (called March 2003)	—	163,453
Senior discount debentures, interest at 12.875%, due April 2009, face amount of $91,050 less unamortized discount of $3,219 at December 28, 2002 (called March 2003)	—	87,831
	445,000	735,522
Less: Current portion of long-term debt	(22,220)	(10,690)
Long-term debt, excluding current portion	$422,780	$724,832

The Company completed the redemption of its outstanding senior subordinated notes and senior discount debentures on April 15, 2003. Incremental facilities were added to fund the redemption in the form of a tranche A-1 term loan facility of $75,000 and tranche C-1 term loan facility of $275,000. In conjunction with this redemption and overall partial repayment of $54,433, the Company wrote off deferred financing costs in accordance with EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments." The write-off of these costs combined with the accretion of the discounts and related premiums paid on the repurchase of the senior subordinated notes and senior discount debentures resulted in a loss on extinguishment of debt of $46,887 in the accompanying consolidated statements of operations for the year ended January 3, 2004.

During the remainder of fiscal 2003, the Company repaid $236,089 of its terms loans under the senior credit facility. In conjunction with this partial repayment, the Company wrote off additional deferred financing costs in the amount of $401, which is classified as a loss on extinguishment of debt in the accompanying consolidated statements of operations for the year ended January 3, 2004. Additionally in December 2003, the Company refinanced the remaining portion of its tranche A, A-1, C and C-1 term loan facilities by amending and restating the credit facility to add a new $100,000 tranche D term loan facility and $340,000 tranche E term loan facility.

During fiscal 2002, the Company repaid a portion of its tranche A and tranche B term loan facilities. Subsequently, it also refinanced the remaining portion of its tranche B term loan facility by amending and restating the credit facility to add a new $250,000 tranche C term loan facility. In conjunction with the extinguishment of this debt, the Company wrote off deferred financing costs in accordance with EITF No. 96-19. The write-off of these costs are classified as a loss on extinguishment of debt of $8,542 in the accompanying consolidated statement of operations.

During fiscal 2002, the Company also repurchased and retired a portion of its senior subordinated notes and senior discount debentures. The premiums paid and the write-off of the related deferred financing costs are classified as a loss on extinguishment of debt of $8,280 in the accompanying statements of operations.

At January 3, 2004, the senior credit facility provided for (1) $440,000 in term loans (as detailed above) and (2) $160,000 under a revolving credit facility (which provides for the issuance of letters of credit with a sub limit of $70,000). As of January 3, 2004, the Company had borrowed $5,000 under the revolving credit facility and had $32,585 in letters of credit outstanding, which reduced availability under the credit facility to $122,415.

The tranche D term loan facility requires scheduled repayments of $19,251 on November 30, 2004, $21,636 in May and November 2005, $21,636 in May 2006 and $15,839 at maturity on November 30, 2006. Under the amended credit facility, the tranche E term loan facility requires scheduled repayments of $2,969 semi-annually beginning November 30, 2004 through May 31, 2007, and the Company will be required to pay the remaining balance at maturity on November 30, 2007.

The interest rates on the tranche D and E term loan facilities are based, at the Company's option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. Under the Company's senior credit facility as amended in December 2003 and until its delivery of its financial statements for the fiscal year ending on January 3, 2004, the initial margins for the tranche D term loan facilities and the tranche E term loan facilities are 2.00% and 1.00% per annum for the adjusted LIBOR rate and alternate base rate borrowings, respectively. The margins subsequent to such date will be determined by a pricing grid based on the Company's leverage ratio at that time.

The interest rates on the revolving credit facility are based, at the Company's option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. Under the Company's senior credit facility as amended in December 2003 and until its delivery of its financial statements for the fiscal year ending on January 3, 2004, the initial margins for the revolving credit facility is 2.25% and 1.25% per annum for the adjusted LIBOR rate and alternate base rate borrowings, respectively. Additionally, a commitment fee of 0.375% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, with (1) 50% of the Excess Cash Flow (as defined in the senior credit facility) unless the Company's Senior Leverage Ratio (as defined in the senior credit facility) at the end of any fiscal year is less than or equal to 1.00 to 1.00, in which case 25% of Excess Cash Flow for such fiscal year will be required to be repaid, (2) 100% of the net cash proceeds of all asset sales or other dispositions of property by the Company and its subsidiaries, subject to certain exceptions (including exceptions for reinvestment of certain asset sale proceeds within 270 days of such sale and certain sale-leaseback transactions), and (3) 100% of the net proceeds of certain issuances of debt or equity by the Company and its subsidiaries.

(in thousands, except per share data)

Voluntary prepayments of borrowings under the senior credit facility and voluntary reductions of the unutilized portion of the revolving credit facility are permitted in whole or in part, at the Company's option, in minimum principal amounts specified in the senior credit facility, without premium or penalty, subject to reimbursement of the lenders' redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Voluntary prepayments of the term facilities will (1) generally be allocated among the facilities on a pro rata basis (based on the then outstanding principal amount of the loans under each term facility) and (2) within each such term facility, be applied to the installments under the amortization schedule within the following 12 months under such term facility until eliminated. All remaining amounts of prepayments will be applied pro rata to the remaining amortization payments under such term facility.

The senior credit facility is guaranteed by the Stores and by each of its existing domestic subsidiaries and will be guaranteed by all future domestic subsidiaries. The senior credit facility is secured by a first priority lien on substantially all, subject to certain exceptions, of the stores' properties and assets and the properties and assets of its existing domestic subsidiaries (including Discount and its subsidiaries) and will be secured by the properties and assets of its future domestic subsidiaries. The senior credit facility contains covenants restricting the ability of the Company and its subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of the Company's business and the business conducted by its subsidiaries and (9) change the holding company status of Advance. The Company is required to comply with financial covenants with respect to a maximum leverage ratio, a minimum interest coverage ratio, a minimum current assets to funded senior debt ratio, a maximum senior leverage ratio and maximum limits on capital expenditures.

As of January 3, 2004, the Company was in compliance with the covenants of the senior credit facility. Substantially all of the net assets of the Company's subsidiaries are restricted at January 3, 2004.

At January 3, 2004, the aggregate future annual maturities of long-term debt are as follows:

2004	$ 22,220
2005	49,210
2006	48,413
2007	325,157
2008	—
Thereafter	—
	$445,000

14—Stockholder Subscription Receivables

The Company established a stock subscription plan in fiscal 1998, which allows certain directors, officers and key team members of the Company to purchase shares of common stock. The plan required that the purchase price of the stock equal the fair market value at the time of the purchase and allowed fifty percent of the purchase price to be executed through the delivery of a full recourse promissory note. All of the notes were in paid in full during 2003. At December 28, 2002, outstanding stockholder subscription receivables were $976, and are included as a reduction to stockholders' equity in the accompanying balance sheet.

15—Income Taxes

Provision (benefit) for income taxes from continuing operations for fiscal 2003, fiscal 2002 and fiscal 2001 consists of the following:

	Current	Deferred	Total
2003			
Federal	$ 23,759	$44,820	$68,579
State	923	8,922	9,845
	$ 24,682	$53,742	$78,424
2002			
Federal	$(11,958)	$44,740	$32,782
State	62	6,686	6,748
	$(11,896)	$51,426	$39,530
2001			
Federal	$ 12,510	$(2,948)	$ 9,562
State	221	(2,499)	(2,278)
	$ 12,731	$(5,447)	$ 7,284

The provision (benefit) for income taxes from continuing operations differed from the amount computed by applying the federal statutory income tax rate due to:

	2003	2002	2001
Income from continuing operations before cumulative effect of a change in accounting principle at statutory U.S. federal income tax rate	$71,298	$35,587	$ 6,424
State income taxes, net of federal income tax benefit	6,399	4,386	(1,481)
Non-deductible interest and other expenses	1,263	914	1,067
Valuation allowance	(1,002)	241	44
Other, net	466	(1,598)	1,230
	$78,424	$39,530	$ 7,284

During the years ended January 3, 2004, December 28, 2002, and December 29, 2001, the Company had a (loss) income from operations of the discontinued Wholesale Dealer Network of $(572), $4,691, and $4,040, respectively. The Company recorded an income tax (benefit) expense of $(220), $1,820 and $1,604 related to these discontinued operations for the years ended January 3, 2004, December 28, 2002, and December 29, 2001, respectively. During the year ended December 29, 2001, the Company recorded the cumulative effect of a change in accounting principle of $3,425. The Company recorded an income tax benefit of $1,360 related to this cumulative effect for the year ended December 29, 2001.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end, based on enacted tax laws and statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes reflect the net income tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

	January 3, 2004	December 28, 2002
Deferred income tax assets	$ 38,441	$ 82,555
Valuation allowance	(793)	(1,795)
Deferred income tax liabilities	(100,989)	(90,363)
Net deferred income tax (liabilities)	$ (63,341)	$ (9,603)

The Company incurred financial reporting and tax losses in 1999 primarily due to integration and interest costs incurred as a result of the fiscal 1998 Western merger and the 1998 recapitalization. At January 3, 2004 and December 28, 2002, the Company has cumulative net deferred income tax liabilities of $63,341 and $9,603, respectively. The gross deferred income tax assets also include state net operating loss carryforwards, or NOLs, and state tax credit carryforwards of approximately $6,695 and $594, respectively. These NOLs and state tax credit carryforwards may be used to reduce future taxable income and expire periodically through fiscal year 2022. The Company believes it will realize these tax benefits through a combination of the reversal of temporary differences, projected future taxable income during the NOL carryforward periods and available tax planning strategies. Due to uncertainties related to the realization of certain deferred tax assets for NOLs in various jurisdictions, the Company recorded a valuation allowance of $793 as of January 3, 2004 and $1,795 as of December 28, 2002. The amount of deferred income tax assets realizable, however, could change in the near future if estimates of future taxable income are changed.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

	January 3, 2004	December 28, 2002
Current deferred income tax assets (liabilities):		
Inventory differences	$(51,604)	$(53,372)
Accrued medical and workers' compensation	6,755	8,355
Accrued expenses not currently deductible for tax	17,466	21,490
Net operating loss carryforwards	3,567	16,426
Minimum tax credit carryforward (no expiration)	—	7,611
Total current deferred income tax assets (liabilities)	$(23,816)	$ 510
Long-term deferred income tax assets (liabilities):		
Property and equipment	$(47,318)	$(36,991)
Postretirement benefit obligation	6,931	7,393
Unamortized bond discount	—	12,980
Net operating loss carryforwards	3,128	7,312
Tax credit carryforwards	594	594
Valuation allowance	(793)	(1,795)
Other, net	(2,067)	394
Total long-term deferred income tax assets (liabilities)	$(39,525)	$(10,113)

(in thousands, except per share data)

These amounts are recorded in other current assets, other current liabilities, other assets and other long-term liabilities in the accompanying consolidated balance sheets, as appropriate.

The Company currently has four years that are open to audit by the Internal Revenue Service. In addition, various state and foreign income tax returns for several years are open to audit. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position or results of operations.

Additionally, the Company has certain periods open to examination by taxing authorities in various states and foreign jurisdictions for sales, use and excise taxes. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position or results of operations.

16—Lease Commitments

The Company leases store locations, distribution centers, office space, equipment and vehicles under lease arrangements that extend through 2024, some of which are with related parties.

At January 3, 2004, future minimum lease payments due under non-cancelable operating leases are as follows:

	Other[a]	Related Parties[a]	Total
2004	$ 160,703	$3,119	$ 163,822
2005	139,748	2,772	142,520
2006	123,167	2,244	125,411
2007	108,343	620	108,963
2008	90,206	461	90,667
Thereafter	386,718	169	386,887
	$1,008,885	$9,385	$1,018,270

(a) The Other and Related Parties columns include stores closed as a result of the Company's restructuring plans.

At January 3, 2004 and December 28, 2002, future minimum sublease income to be received under non-cancelable operating leases is $9,487 and $9,937, respectively.

Net rent expense for fiscal 2003, fiscal 2002 and fiscal 2001 was as follows:

	2003	2002	2001
Minimum facility rentals	$154,461	$140,929	$122,512
Contingent facility rentals	1,395	1,059	811
Equipment rentals	5,117	6,112	2,341
Vehicle rentals	7,104	6,419	6,339
	168,077	154,519	132,003
Less: Sublease income	(3,223)	(3,250)	(2,558)
	$164,854	$151,269	$129,445

Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities as defined in the individual lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Certain leases contain rent escalation clauses, which are recorded on a straight-line basis. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Rental payments to related parties of approximately $3,011 in fiscal 2003, $3,168 in fiscal 2002 and $3,824 in fiscal 2001 are included in net rent expense for open stores. Rent expense associated with closed locations is included in other selling, general and administrative expenses.

17—Installment Sales Program

A subsidiary of the Company maintains an in-house finance program, which offers financing to retail customers. Finance charges of $3,380, $3,901 and $3,343 on the installment sales program are included in net sales in the accompanying consolidated statements of operations for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively. The cost of administering the installment sales program is included in selling, general and administrative expenses.

18—Contingencies

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax and legal matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

In February 2000, the Coalition for a Level Playing Field and over 100 independent automotive parts and accessories aftermarket warehouse distributors and jobbers filed a lawsuit styled Coalition for a Level Playing Field, et al. v. AutoZone, Inc. et al., Case No. 00-0953 in the United States District Court for the Eastern District of New York against various automotive parts and accessories retailers. In March 2000, the Company was notified that it had been named defendants in the lawsuit. The plaintiffs claimed that the defendants knowingly induced and received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. In January 2003, a trial was held and the jury found that the Company did not violate the Robinson-Patman Act. The plaintiffs subsequently appealed this decision, however, in November 2003 the Court of Appeals upheld the verdict.

The Company's Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. The Company, Discount and Parts America, acquired as part of the Western Auto Supply Company acquisition in 1998, also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. The number of cases in which the Company or one of its subsidiaries has been named as a defendant has increased in the past year. Many of the cases pending against the Company or its subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. The Company believes that it has valid defenses against these claims. The Company also believes that most of these claims are at least partially covered by insurance. Based on discovery to date, the Company does not believe the cases currently pending will have a material adverse effect on it. However, if the Company was to incur an adverse verdict in one or more of these claims and were ordered to pay damages that were not covered by insurance, these claims could have a material adverse affect on its operating results, financial position and liquidity. If the number of claims filed against the Company or any of its subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on its operating results, financial position and liquidity in future periods.

In October 2000, a vendor repudiated a long-term purchase agreement entered into with the Company in January 2000. The Company filed suit against the vendor in November of fiscal 2000 to recover monetary damages. Based on consultation with the Company's legal counsel, management believed the purchase agreement was entered into in good faith and it was highly probable that the Company would prevail in its suit. Therefore, the Company recorded a gain of $3,300, which represented actual damages incurred through December 30, 2000, as a reduction of cost of sales in the accompanying consolidated statement of operations for the year ended December 30, 2000. Related income taxes and legal fees of $1,300 were also recorded in the accompanying consolidated statement of operations for the year ended December 30, 2000. During the first quarter of fiscal 2001, the Company reached a settlement with this vendor and recorded a net gain of $8,300 as a reduction to cost of sales in the accompanying consolidated statement of operations for the year ended December 29, 2001.

The Company is also involved in various other claims and lawsuits arising in the normal course of business. The damages claimed against the Company in some of these proceedings are substantial. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

The Company is self-insured with respect to workers' compensation and health care claims for eligible active team members. In addition, the Company is self-insured for general and automobile liability claims. The Company maintains certain levels of stop-loss insurance coverage for these claims through an independent insurance provider. The cost of self-insurance claims is accrued based on actual claims reported plus an estimate for claims incurred but not reported. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available.

The Company has entered into employment agreements with certain team members that provide severance pay benefits under certain circumstances after a change in control of the Company or upon termination of the team member by the Company. The maximum contingent liability under these employment agreements is approximately $2,408 and $7,309 at January 3, 2004 and December 28, 2002 of which nothing has been accrued, respectively.

19—Benefit Plans

401(k) Plan

The Company maintains a defined contribution team member benefit plan, which covers substantially all team members after one year of service. The plan allows for team member salary deferrals, which are matched at the Company's discretion. Company contributions were $6,398, $6,930 and $5,238 in fiscal 2003, fiscal 2002, and fiscal 2001. All team members covered under the Discount plan were included in the Company's plan effective May 31, 2002.

(in thousands, except per share data)

The Company also maintains a profit sharing plan covering Western team members that was frozen prior to the Western Merger on November 2, 1998. This plan covered all full-time team members who had completed one year of service and had attained the age of 21 on the first day of each month. All team members covered under this plan were included in the Company's plan on January 3, 2004.

Deferred Compensation

During third quarter of fiscal 2003, the Company established an unqualified deferred compensation plan for certain team members. The Company has accounted for the unqualified deferred compensation plan in accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." The liability related to the former Discount deferred compensation plan, which was terminated in May 2002, was merged into the new plan. This plan provides for a minimum and maximum deferral percentage of the team member base salary and bonus, as determined by the Retirement Plan Committee. The Company establishes and maintains a deferred compensation liability for this plan. The Company funds this liability by remitting the team members deferral to a Rabbi Trust. All gains and losses are held in the Rabbi Trust to fund the deferred compensation liability. At January 3, 2004 and December 28, 2002 these liabilities were $1,011 and $863, respectively.

The Company maintains an unfunded deferred compensation plan established for certain key team members of Western prior to the fiscal 1998 Western merger. The Company assumed the plan liability of $15,253 through the Western merger. The plan was frozen at the date of the Western merger. As of January 3, 2004 and December 28, 2002, $2,409 and $2,998, respectively, was accrued for these plans with the current portion included in accrued expenses and the long-term portion in other long-term liabilities in the accompanying consolidated balance sheets.

Postretirement Plan

The Company provides certain health care and life insurance benefits for eligible retired team members. Team members retiring from the Company with 20 consecutive years of service after age 40 are eligible for these benefits, subject to deductibles, co-payment provisions and other limitations. Effective December 2002, the Company amended its postretirement plan to only include benefits for team members who are eligible at January 1, 2005. This negative plan amendment also resulted in a curtailment gain of $2,939, which is being amortized over 12 years consistent with the provisions of SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions."

The estimated cost of retiree health and life insurance benefits is recognized over the years that the team members render service as required by SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The initial accumulated liability, measured as of January 1, 1995, the date the Company adopted SFAS No. 106, is being recognized over a 20-year amortization period.

Other financial information related to the plans was determined by the Company's independent actuaries as of January 3, 2004, December 28, 2002 and December 29, 2001, respectively. The following provides a reconciliation of the accrued benefit obligation included in other long-term liabilities in the accompanying consolidated balance sheets, recorded and the funded status of the plan:

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of the year	$ 23,002	$ 17,360
Service cost	5	473
Interest cost	1,485	1,239
Benefits paid	(3,336)	(2,471)
Curtailment gain	—	(2,939)
Actuarial loss (gain)	1,594	9,340
Benefit obligation at end of the year	22,750	23,002
Change in plan assets:		
Fair value of plan assets at beginning of the year	—	—
Employer contributions	3,336	2,471
Participant contributions	1,779	1,700
Benefits paid	(5,115)	(4,171)
Fair value of plan assets at end of year	—	—
Reconciliation of funded status:		
Funded status	(22,750)	(23,002)
Unrecognized transition obligation	9	10
Unrecognized actuarial (gain) loss	5,362	3,915
Accrued postretirement benefit cost	$(17,379)	$(19,077)

Net periodic postretirement benefit cost is as follows:

	2003	2002	2001
Service cost	$ 5	$ 473	$ 326
Interest cost	1,485	1,239	1,584
Amortization of the transition obligation	1	58	58
Amortization of recognized net gains	146	(89)	—
	$1,637	$1,681	$1,968

The postretirement benefit obligation was computed using the following discount rates as determined by the Company's actuaries as January 1 for each applicable year.

	2003	2002
Discount rate	6.25%	6.75%

The health care cost trend rate was assumed to be 15.0% for 2003, 14.0% for 2004, 12.5% for 2005, 11.5% for 2006, 10.0% for 2007, 9.5% for 2008 and 5.0% to 8.5% for 2009 and thereafter. If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $2,588 as of January 3, 2004. The effect of this change on the combined service and interest cost would have been an increase of $153 for 2003. If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $2,538 as of January 3, 2004. The effect of this change on the combined service and interest cost would have been a decrease of $127 for 2003.

The Company reserves the right to change or terminate the benefits or contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation and annual expense.

20—Stock Options

The Company maintains a senior executive stock option plan and an executive stock option plan, or the Option Plans, for key team members of the Company. The Option Plans provide for the granting of non-qualified stock options. All options terminate on the seventh anniversary of the grant date. Shares authorized for grant under the senior executive and the executive stock option plans are 3,420 and 7,200, respectively, at January 3, 2004. Subsequent to January 3, 2004, the Company granted 1,188 fixed price options at an exercise price of $39.31.

The Company has historically maintained three types of option plans; Fixed Price Service Options, or Fixed Options, Performance Options, or Performance Options, and Variable Option plans, or Variable Options. The Fixed Options vest over a three-year period in three equal installments beginning on the first anniversary of the grant date. During the fourth quarter of fiscal 2001, the board of directors approved an amendment to the Performance Options and the Variable Options. The amendment accelerated the vesting of the Performance Options by removing the variable provisions under the plan and established a fixed exercise price of $9.00 per share for the Variable Options. As a result of the increase in the Company's stock price and the above amendment, the Company recorded a charge of $8,611 in fiscal 2001 to recognize the associated compensation expense. Accordingly, all options under the above-mentioned plans are considered fixed for accounting treatment under APB No. 25 as described below.

Additionally, as a result of the Discount acquisition, the Company converted all outstanding stock options of Discount with an exercise price greater than $7.50 per share to options to purchase the Company's common stock. The Company converted 1,150 options from the executive stock option plan at a weighted-average exercise price of $19.45 per share. These options will terminate on the tenth anniversary of the original option agreement between Discount and the team member. The fair value of the 1,150 converted options to purchase the Company's common stock was included in the purchase price of Discount.

As a result of the recapitalization in fiscal 1998, an existing stockholder received stock options, referred to as other options, to purchase up to 1,000 shares of common stock. The stock options are fully vested, nonforfeitable and provided for a $5.00 per share exercise price, increasing $1.00 per share annually, through the expiration date of April 2005. The fair value of these options, as determined at the grant date were included in the recapitalization in fiscal 1998 as consideration paid to the existing stockholder. The other options were completely exercised during fiscal 2003.

Total option activity was as follows:

	2003		2002		2001	
Plan	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Fixed Price Service Options						
Outstanding at beginning of year	5,536	$13.13	6,056	$11.24	4,408	$ 8.61
Granted	1,252	21.78	1,104	21.13	686	10.50
Converted options in connection with Discount acquisition	—	—	—	—	1,150	19.45
Exercised	(1,274)	12.89	(1,556)	11.17	(124)	17.54
Forfeited	(103)	21.16	(68)	21.16	(64)	8.35
Outstanding at end of year	5,411	$15.05	5,536	$13.13	6,056	$11.24
Other Options						
Outstanding at beginning of year	1,000	$ 9.00	1,000	$ 8.00	1,000	$ 7.00
Exercised	(1,000)	9.00	—	—	—	—
Outstanding at end of year	—	$ —	1,000	$ 9.00	1,000	$ 8.00

(in thousands, except per share data)

For each of the Company's option grants during fiscal years 2003, 2002 and 2001, the Company granted options at prices consistent with the market price of its stock on each respective grant date. Information related to the Company's options by range of exercise prices is as follows:

	Number of Shares Outstanding	Weighted-Average Exercise Price of Outstanding Shares	Weighted-Average Remaining Contractual Life of Outstanding Shares (in Years)	Number of Shares Exercisable	Weighted Price of Exercise Price of Exercisable Shares
$ 5.00–$ 9.99	1,144	$ 8.35	3.0	1,140	$ 8.35
$10.00–$19.99	2,016	11.39	4.4	1,776	11.38
$20.00–$29.99	2,141	20.94	5.6	348	22.48
$30.00–$39.99	110	37.00	6.7	—	—
	5,411	$15.05	4.7	3,264	$11.51

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the measurement date over the exercise price. Accordingly, the Company has not recognized compensation expense on the issuance of its Fixed Options because the exercise price equaled the fair market value of the underlying stock on the grant date. The excess of the fair market value per share over the exercise price per share for the Performance Options and Variable Options, up to the above-mentioned amendment in December 2001, was recorded as outstanding stock options in additional paid-in capital. The Company recorded compensation expense related to the Performance Options and Variable Options of $11,735 (including the charge discussed above) in non-cash stock option compensation expense in the accompanying consolidated statements of operations for the fiscal year ended December 29, 2001. No compensation expense was required for the fiscal years ended January 3, 2004 and December 28, 2002.

During fiscal 2002, the Company established an employee stock purchase plan under which all eligible team members may purchase common stock at 85% of fair market value (determined quarterly) through payroll deductions. There are annual limitations on team member purchases of either $25,000 per team member or ten percent of compensation, whichever is less. Under the plan, team members purchased 147 and 28 shares in fiscal years 2003 and 2002, respectively. In May 2002, the Company registered 1,400 shares with the Securities and Exchange Commission to be issued under the plan.

21—Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, bank overdrafts, accounts payable, borrowings secured by receivables and current portion of long-term debt approximates fair value because of the short maturity of those instruments. The carrying amount for variable rate long-term debt approximates fair value for similar issues available to the Company. The fair value of all fixed rate long-term debt was determined based on current market prices, which approximated $435,240 (carrying value of $402,733) at December 28, 2002. There was no fixed rate long-term debt outstanding at January 3, 2004 as a result of the redemption completed in April 2003.

22—Quarterly Financial Data (unaudited)

The following table summarizes quarterly financial data for fiscal years 2003 and 2002:

2003(1)	First	Second	Third	Fourth
	(16 weeks)	(12 weeks)	(12 weeks)	(13 weeks)
Net sales	$1,005,968	$827,348	$839,101	$821,279
Gross profit	463,989	379,474	386,928	374,127
Income from continuing operations	3,968	43,292	44,745	33,282
Income (loss) on discontinued operations	1,073	166	419	(2,010)
Net income	5,041	43,458	45,164	31,272
Basic income per share(2):				
Net income	0.07	0.59	0.61	0.42
Diluted income per share(2):				
Net income	0.07	0.58	0.60	0.41

2002(1)	First	Second	Third	Fourth
	(16 weeks)	(12 weeks)	(12 weeks)	(12 weeks)
Net sales	$ 967,316	$774,906	$772,723	$689,195
Gross profit	431,198	345,802	346,840	310,567
Income from continuing operations	10,725	15,339	27,861	8,223
Income (loss) on discontinued operations	1,371	602	502	396
Net income	12,096	15,941	28,363	8,619
Basic income per share(2):				
Net income	0.18	0.23	0.40	0.12
Diluted income per share(2):				
Net income	0.17	0.22	0.39	0.12

Note: Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

(1) The results of operations for the four quarters of fiscal 2003 and fiscal 2002 reflect the reclassification of the wholesale operating results as discontinued operations.

(2) The earnings per share results reflect the effect of a two-for-one stock split of the Company's common stock effective January 2, 2004.

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc.
Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. and subsidiaries (the Company) as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective December 29, 2002, the Company changed its financial statement classification of losses from the extinguishment of debt to conform with Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.*

Deloitte & Touche LLP

McLean, Virginia
March 11, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements presented in this Annual Report have been prepared with integrity, consistency and objectivity and are the responsibility of the management of Advance Auto Parts. The consolidated financial statements and other information presented in this Annual Report have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgements.

To fulfill our responsibilities, Advance Auto Parts maintains a comprehensive system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance, at a reasonable cost, that the Company's assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefits derived. As indicated by our certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed as an exhibit to our Form 10-K on March 12, 2004, we believe our systems of internal control provide this reasonable assurance.

The Audit Committee of the Board of Directors, consisting solely of outside directors, oversees the Company's systems of internal control, accounting practices, financial reporting and audits to assess whether their quality, integrity and objectivity are sufficient to protect stockholders' investments. A statement from the Committee report appears on this page. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.

The Company's financial statements have been audited by the independent accounting firm Deloitte & Touche LLP, which was given unrestricted access to financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate.

In addition, the Company's Chief Executive Officer will certify within 30 days of its annual meeting of stockholders that he is not aware of any violations of the New York Stock Exchange's Corporate Governance Listing Standards.

Lawrence P. Castellani
Chairman of the Board and Chief Executive Officer

Jeffrey T. Gray
Senior Vice President and Chief Financial Officer

AUDIT COMMITTEE'S STATEMENT

The Audit Committee met four times during 2003 to review the overall scope, plans for internal and independent audits, the Company's systems of internal control, emerging accounting issues, audit fees and benefit plans. The Committee also met individually with the independent auditors, without management present, to discuss the results of their audits. The Committee encourages the internal and independent auditors to communicate closely with the Committee.

Audit Committee results were reported to the full Board of Directors and the Company's annual financial statements were reviewed and approved by the Board of Directors before issuance. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 2004, subject to the ratification of the stockholders at the annual meeting.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "AAP." The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the NYSE.

	High	Low
Fiscal Year Ended January 3, 2004		
Fourth Quarter	$41.83	$36.43
Third Quarter	$37.60	$31.93
Second Quarter	$32.16	$23.78
First Quarter	$25.13	$18.50
Fiscal Year Ended December 28, 2002		
Fourth Quarter	$29.17	$23.35
Third Quarter	$27.80	$20.70
Second Quarter	$31.10	$22.45
First Quarter	$25.03	$19.93

The table gives effect to our two-for-one stock split effectuated in the form of a 100% stock dividend distributed on January 2, 2004, as trading began on a post-split basis on January 5, 2004.

The closing price of our common stock on March 10, 2004 was $40.72. At March 10, 2004, there were 476 holders of record of our common stock.

We have not declared or paid cash dividends on our common stock in the last two years. We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, do not anticipate paying any dividends on our common stock. In addition, our amended senior credit facility contains restrictions on the amount of cash dividends or other distributions we may declare and pay on our capital stock. Any payments of dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our amended senior credit facility, or other agreements, and other factors deemed relevant by our board of directors.

SEC FORM 10-K

Stockholders may obtain free of charge a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to the Investor Relations Department, P.O. Box 2710, Roanoke, Virginia 24001 or by accessing the Company's website at www.advanceautoparts.com.

Board of Directors and Senior Management



Board of Directors, pictured from left to right:
1. Nicholas F. Taubman 2. Carlos A. Saladrigas
3. John M. Roth 4. Stephen M. Peck
5. Lawrence P. Castellani 6. William L. Salter
7. Gilbert T. Ray 8. Ronald P. Spogli
9. Francesca M. Spinelli 10. Mark J. Doran

Board of Directors:

Lawrence P. Castellani
Chairman and Chief Executive Officer, Advance Auto Parts, Inc.

Mark J. DoranⓃ
Principal, Freeman Spogli & Co.

Stephen M. PeckⓃ
General Partner, Wilderness Partners, LP

Gilbert T. Ray[1,3*]
Retired Partner, O'Melveny & Myers, LLP

John M. Roth[2,3]
Principal, Freeman Spogli & Co.

Carlos A. Saladrigas[1*]
Co-founder and Chairman of the Board, Premier American Bank

William L. Salter[2,3]
Retired President of the Specialty Retail Division, Sears, Roebuck and Co.

Francesca M. Spinelli[2*]
Senior Vice President, People, PETsMART, Inc.

Ronald P. SpogliⓃ
Co-founder and Principal, Freeman Spogli & Co.

Nicholas F. Taubman
Retired Chairman and Chief Executive Officer, Advance Auto Parts, Inc.

Committee Membership:
[1]Audit, [2]Compensation, [3]Corporate Governance and Nominating Committee, *Chair,
ⓃNot standing for re-election at Annual Stockholders' Meeting on May 19, 2004.

Executive Committee:

Lawrence P. Castellani
Chairman and Chief Executive Officer

Jimmie L. Wade
President

Michael N. Coppola
Executive Vice President and Chief Operating Officer

Paul W. Klasing
Executive Vice President, Stores

Jeffrey T. Gray
Senior Vice President and Chief Financial Officer

Robert E. Hedrick
Senior Vice President, Human Resources

Senior Vice Presidents:

Ralph Castanza
Senior Vice President, Store Operations—Northeast

Conley P. Kyle
Senior Vice President, Store Operations—Midwest

Donald L. Lockard, Jr.
Senior Vice President, Operations—West

Eric M. Margolin
Senior Vice President, General Counsel and Secretary

C. Roy Martin
Senior Vice President, Logistics and Replenishment

Geoffrey R. McCarty
Senior Vice President, Advertising

D. Scott Miller
Senior Vice President, Real Estate

David B. Mueller
Senior Vice President, Merchandising and Marketing

Kurt R. Schumacher
Senior Vice President, Store Operations—Florida

S. Lynn Stevens
Senior Vice President and Chief Information Officer

Joe H. Vaughn, Jr.
Senior Vice President, Operations Support

Kenneth A. Wirth, Jr.
Senior Vice President, Store Operations—Southeast

Stockholder Information:

Corporate Offices:
5673 Airport Road
Roanoke, Virginia 24012
540-362-4911

Internet Site:
www.AdvanceAutoParts.com

Annual Meeting:
May 19, 2004 at 8:30 a.m.
The Hotel Roanoke and Conference Center
110 Shenandoah Avenue, NW
Roanoke, Virginia 24016

Registrar and Transfer Agent:
Mellon Investor Services, LLC
PO Box 3315
South Hackensack, New Jersey 07606
1-800-298-6813
TDD for Hearing-Impaired: 1-800-231-5469
Foreign Stockholders: 201-329-8660
TDD Foreign Stockholders: 201-329-8354

Common Stock:
Ticker Symbol: AAP
Listing: New York Stock Exchange

Independent Accountants:
Deloitte & Touche, LLP
1750 Tysons Boulevard
McLean, Virginia 22102

Senior Management Team, pictured from left to right:
1. Kenneth A. Wirth, Jr. 2. Lawrence P. Castellani 3. Paul W. Klasing
4. David B. Mueller 5. C. Roy Martin 6. S. Lynn Stevens 7. Eric M. Margolin
8. Robert E. Hedrick 9. Donald L. Lockard, Jr. 10. Kurt R. Schumacher
11. D. Scott Miller 12. Ralph Castanza 13. Geoffrey R. McCarty
14. Joe H. Vaughn, Jr. 15. Conley P. Kyle 16. Jeffrey T. Gray
17. Michael N. Coppola 18. Jimmie L. Wade




Advance Auto Parts
Advance Auto Parts

Advance Auto Parts

We're ready in Advance.

5673 Airport Road
Roanoke, Virginia 24012
540-362-4911
www.AdvanceAutoParts.com



IN MEMORY OF

Stephen M. Peck

On behalf of the Board of Directors and the Advance Auto Parts' Team, we would like to express our appreciation and gratitude to our Lead Director, Stephen M. Peck, who passed away on March 30, 2004. Mr. Peck led our Board with integrity, vision, and insight.

At our Leadership Conference in early March 2004, Mr. Peck spoke to over 3,500 of our Team Members. He talked about building relationships, having the highest ethical standards, striving for excellence in everything we do, and treating each other with dignity and respect. All of us listened intently to the wisdom he was imparting and we realized how privileged Advance Auto Parts was to have him as one of our leaders. We will always remember the contributions he made to our Company and to our Board of Directors, but the impact he had on our team that day in early March will remain in our hearts forever.

Mr. Peck joined our board in January 2002 and was appointed lead director in February 2004. His achievements and reputation in the investment community are well known, including serving on numerous private and institutional advisory boards, most recently at Wilderness Partners L.P. Mr. Peck served as Chairman of the Board of Mount Sinai Hospital and on the Board of Trustees of Mount Sinai School of Medicine and The Jewish Theological Seminary.